Exhibit 99.1

Execution version

ATLANTICA YIELD PLC
AND CERTAIN OF ITS SUBSIDIARIES

Senior Floating Rate Notes due 2025

NOTE ISSUANCE FACILITY AGREEMENT

Dated April 30, 2019

TABLE OF CONTENTS

Article 1

Authorization of Notes; Interest

Section 1.1	Authorization of Notes	1
Section 1.2	Interest	1
Section 1.3	Capitalization.	2

Article 2

Issue and Subscription of Notes

Article 3

Closing

Section 3.1	Closing	2
Article 4

Conditions to Closing

Section 4.1	Purchase Date	3

Article 5

Fees

Section 5.1	Agent Fee Letter	7
Section 5.2	Fees Generally	7

Article 6

Representations and Warranties of the Note Parties

Section 6.1	Existence, Qualification and Power	7
Section 6.2	Authorization; No Contravention	7
Section 6.3	Governmental Authorization; Other Consents	8
Section 6.4	Binding Effect	8
Section 6.5	Financial Statements; No Material Adverse Effect	8
Section 6.6	Litigation	9
Section 6.7	No Default	9
Section 6.8	Ownership of Property; Liens	9
Section 6.9	Environmental Compliance	10
Section 6.10	Insurance	10

i

Article 13

Tax Indemnification; FATCA

Section 13.1	Tax Indemnification	48

Article 14

Registration; Exchange; Substitution of Notes

Section 14.1	Registration of Notes	51
Section 14.2	Transfer of Commitments and Notes	51
Section 14.3	Registration of Transfer and Exchange of Notes	52
Section 14.4	Replacement of Notes	52
Section 14.5	Regulation S Transfer Restrictions	53
Section 14.6	Company Undertakings	53

Article 15

Payments on Notes

Section 15.1	Agent to Hold Money	53
Section 15.2	Principal, Maturity and Interest and Payment of Notes	54

Article 16

Expenses, Etc.

Section 16.1	Expenses; Indemnity; Damage Waiver	54
Section 16.2	Certain Taxes	57
Section 16.3	Survival	59

Article 17

Survival of Representations and Warranties; Entire Agreement

Article 18

Amendment and Waiver.

Section 18.1	Requirements	59
Section 18.2	Amendments by the Company and the Agent	60
Section 18.3	Binding Effect, Etc.	60
Section 18.4	Notes Held by Company, Etc.	60

Article 19

Notices; English Language

Article 20

Confidential Information

Article 21

Substitution of Purchaser

Article 22

Miscellaneous

Section 22.1	Successors and Assigns	63
Section 22.2	No Waiver; Cumulative Remedies; Enforcement	63
Section 22.3	Accounting Terms	64
Section 22.4	Severability	64
Section 22.5	Construction, Etc.	64
Section 22.6	Rounding	65
Section 22.7	Times of day	65
Section 22.8	Counterparts; Integration; Effectiveness	65
Section 22.9	Governing Law; Jurisdiction; Etc.	66
Section 22.10	Waiver of Jury Trial	67
Section 22.11	Special Provisions Regarding Enforcement Under the Laws of Spain	67
Section 22.12	Judgment Currency	69
Section 22.13	No Advisory or Fiduciary Responsibility	70
Section 22.14	Electronic Execution of Assignments and Certain Other Documents	70
Section 22.15	U.S. Patriot Act	71
Section 22.16	FSS Trustee Corporation	71
Section 22.17	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	71

Article 23

Guaranty

Section 23.1	Guaranty	72
Section 23.2	Rights of Holders of the Notes	72
Section 23.3	Certain Waivers	73
Section 23.4	Obligations Independent	73
Section 23.5	Subrogation	73
Section 23.6	Termination; Reinstatement; Release	73

v

Section 23.7	Subordination	75
Section 23.8	Stay of Acceleration	75
Section 23.9	Condition of Company	75
Section 23.10	Keepwell	75
Section 23.11	Mexican Guarantors	76
Section 23.12	Spanish Guarantee Limitations	76

SCHEDULES

Schedule 6.3	Governmental Authorization; Other Consents
Schedule 6.5	Indebtedness for Borrowed Money
Schedule 6.8(b)	Existing Liens
Schedule 6.13	Subsidiaries; Equity Interests
Schedule 6.22	Limitations on Restricted Payments
Schedule 19	Agent’s Office; Certain addresses for notices

EXHIBITS

Exhibit A	Defined Terms
Exhibit B	Form of Notes
Exhibit C	Form of opinion of Skadden
Exhibit D	Form of opinion of Skadden UK
Exhibit E	Form of opinion of Santamarina
Exhibit F	Form of opinion of M&A
Exhibit G	Form of opinion of Garrigues
Exhibit H	Form of Solvency Certificate
Exhibit I	Form of Guarantor Accession Agreement
Exhibit J	Form of Purchase Request
Exhibit K	Form of Compliance Certificate
Exhibit L	Form of Bring-down Certificate

ATLANTICA YIELD PLC

April 30, 2019

TO EACH OF THE PURCHASERS LISTED IN

THE PURCHASER SCHEDULE HERETO:

Ladies and Gentlemen:

Atlantica Yield plc, a company incorporated in England and Wales with company number 08818211 (the “Company”) and each of the Guarantors (as defined herein), agrees with each of the Purchasers as follows:

ARTICLE 1

AUTHORIZATION OF NOTES; INTEREST

Section 1.1          Authorization of Notes. The Company has authorized the issue of the Euro equivalent (as determined in accordance with Section 3.1) of U.S.$300,000,000 aggregate principal amount of its senior floating rate notes due 2025, (the “Notes”). The Notes shall be substantially in the form set out in Exhibit B. Certain capitalized and other terms used in this Agreement are defined in Exhibit A and, for purposes of this Agreement, the rules of construction set forth in Section 22.5 shall govern.

Section 1.2          Interest. Interest on the Notes will accrue at a rate per annum (the “Applicable Rate”), reset on each Interest Period, equal to the sum of (i) EURIBOR plus (ii) the Applicable Margin, as determined by the Agent. Interest on the Notes will be payable in cash quarterly in arrears on each Interest Payment Date. The Company will make each interest payment to the holders of record on each Interest Payment Date.

(a)          The Agent shall, as soon as practicable after 11:00 a.m. (London time) on each Determination Date, determine the Applicable Rate and calculate the aggregate amount of interest payable in respect of the following Interest Period (the “Interest Amount”). The Interest Amount shall be calculated by applying the Applicable Rate to the principal amount of each Note outstanding at the commencement of the Interest Period, multiplying each such amount by the actual amounts of days in the Interest Period concerned divided by 360. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point being rounded upwards. The determination of the Applicable Rate and the interest amount for any day by the Agent shall, in the absence of gross negligence, willful misconduct or manifest error, be final and binding on all parties. In no event will the rate of interest on the Notes be higher than the maximum rate permitted by applicable Law, provided, however, that the Agent shall not be responsible for verifying that the rate of interest on the Notes is permitted under any applicable Law.

(b)          The Agent shall, at the request of the Company, deliver to the Company a statement showing the quotations used by the Agent in determining the EURIBOR for each Interest Period.

Section 1.3          Capitalization.

(a)          So long as no Default or Event of Default shall have occurred and be continuing, with respect to any interest on the Notes due and payable on any Interest Payment Date falling during the period commencing on (and including) the Purchase Date and ending on (and including) the Interest Payment Date falling on the 24-month anniversary from the Purchase Date, the Company may, by giving written notice to the Agent no later than 30 days prior to any such Interest Payment Date, capitalize up to 100% of the interest on the Notes due and payable on such Interest Payment Date.

(b)          If the Company elects to capitalize interest as set forth in clause (a) above, then the amount of interest capitalized on such Interest Payment Date indicated in the notice delivered by the Company to the Agent shall be capitalized effective on such Interest Payment Date and shall be added to the outstanding principal amount of the Notes (in which case, the Agent (on behalf of the Purchasers) or each Purchaser shall have the right to request its Note to be replaced pursuant to Section 14.4(b)). All capitalized interest added to the principal amount of the Notes pursuant to this Section 1.3 shall thereafter accrue interest as provided in this Agreement and the Notes; provided that the Company, at its sole discretion, may elect to pay any previously capitalized interest on any Interest Payment Date.

ARTICLE 2

ISSUE AND SUBSCRIPTION OF NOTES

Subject to the terms and conditions of this Agreement, the Company will issue to each Purchaser and each Purchaser will subscribe from the Company, at the Closing provided for in Article 3, Notes in the aggregate principal amount equal to such Purchaser’s Commitment at the purchase price of 98% of the principal amount thereof in Euro as determined pursuant to Section 3.1(c) (the “Purchase Price”). The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or nonperformance of any obligation by any other Purchaser hereunder.

ARTICLE 3

CLOSING

Section 3.1          Closing.

(a)          The issuance of the Notes to be subscribed by each Purchaser shall occur at the offices of Mayer Brown, 201 Bishopsgate, London EC2M 3AF, United Kingdom, at 10:00 a.m. London, United Kingdom (the “Closing”) as set forth below.

(b)          The Closing shall take place on May 24, 2019, or on such other date as may be agreed upon by the Purchasers and the Company (such date, the “Purchase Date”).

(c)          On the date hereof, the Company shall deliver to the Agent an irrevocable purchase request substantially in the form of Exhibit J (a “Purchase Request”), specifying the principal amount of the Notes to be subscribed in the amount of the Euro equivalent of U.S.$300,000,000, to be converted at the Exchange Rate on May 2, 2019, or on such other date as may be agreed upon by the Purchasers and the Company (such date, the “Conversion Date”). Promptly following determination of the principal amount of the Notes in accordance with this clause (c), the Agent shall advise the Company and each Purchaser of the details thereof.

(d)          At the Closing, with respect to each of the Notes, the Company will deliver to the Agent or each Purchaser, as notified by such Purchaser, the applicable Notes to be subscribed by such Purchaser in the form of a single Note (or such greater number of Notes in denominations of at least €100,000 as such Purchaser may request) dated the Purchase Date, and registered in such Purchaser’s name (or in the name of its nominee), against delivery by the Agent or otherwise to the Company or its order of the Purchase Price by wire transfer of immediately available funds for the account of the Company to the account notified by the Company to the Agent in writing. If at the Closing, the Company shall fail to tender such Notes as provided above in this Article 3, or any of the conditions specified in Article 4 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure by the Company to tender such Notes or any of the conditions specified in Article 4 not having been fulfilled to such Purchaser’s satisfaction.

ARTICLE 4

CONDITIONS TO CLOSING

Section 4.1          Purchase Date. The obligation of each Purchaser to subscribe and pay for the Notes to be issued to such Purchaser on the Purchase Date is subject to the following conditions precedent having been fulfilled to the satisfaction of such Purchaser, or waived in writing by such Purchaser, on or prior the date specified below for each such condition precedent:

(a)          The Agent’s receipt of the following, each of which shall be originals or telecopies or “pdf” or similar electronic copies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Note Party, each dated as of the Purchase Date (or, in the case of certificates of governmental officials, a recent date before the Purchase Date) and each in form and substance satisfactory to the Agent and to each of the Purchasers:

(i)        The following legal opinions (with sufficient copies thereof for each addressee):

(1)       an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, New York counsel to the Note Parties in the form of Exhibit C, addressed to the Agent and the Purchasers;

(2)       an opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, English counsel to the Note Parties in the form of Exhibit D, addressed to the Agent and the Purchasers;

(3)       an opinion of Santamarina y Steta, S.C., Mexican counsel to the Note Parties in the form of Exhibit E, addressed to the Agent and the Purchasers;

(4)       an opinion of Miranda & Amado Abogados, Peruvian counsel to the Note Parties in the form of Exhibit F, addressed to the Agent and the Purchasers; and

(5)       an opinion of J&A Garrigues, S.L.P., Spanish counsel to the Note Parties in the form of Exhibit G, addressed to the Agent and the Purchasers.

(ii)      An Officer’s Certificate of each Note Party either (a) attaching copies of all consents, licenses and approvals required in connection with the execution, delivery and performance by such Note Party and the validity against such Note Party of the Note Documents to which it is or is to be a party, and stating that such consents, licenses and approvals are in full force and effect, or (b) stating that no such consents, licenses or approvals are so required;

(iii)     The executed Purchase Request; and

(iv)     Evidence of the irrevocable acceptance by the Process Agent of its appointment by the Company and each other Note Party pursuant to Section 22.9(d) (including, in the case of any Mexican Guarantor, an irrevocable power of attorney appointing such Process Agent, and such power of attorney shall have been duly notarized in accordance with, and shall otherwise comply with, Mexican law), in each case in form and substance satisfactory to the Agent and each of the Purchasers.

(b)          The Agent’s receipt of the following on the earlier of the Conversion Date and five (5) Business Days from the date of this Agreement, each of which shall be originals or telecopies or “pdf” or similar electronic copies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Note Party, and each in form and substance satisfactory to the Agent and to each of the Purchasers:

(i)       (a) in the case of the Company, a certificate signed by a Responsible Officer of the Company, and (b) in the case of any other Note Party, an Officer’s Certificate, in each case, which Officer’s Certificate shall be accompanied by copies of all documents referred to in such Officer’s Certificate, in each case as in effect as of the date of this Agreement, in respect of (1) with respect to the Company, the certificate of incorporation and all certificates of incorporation on change of name and the memorandum and articles of association of the Company, and in the case of any other Note Party, copies of Organization Documents certified by a Responsible Officer of such Note Party as being true, correct and complete, (2) with respect to the Company, a copy of the resolutions of the board of directors of the Company, approving the terms of and the transactions contemplated by the Note Documents to which the Company is a party and resolving that it execute such Note Documents, authorizing a specified Person or Persons to execute the Note Documents to which it is party on its behalf and authorizing a specified Person or Persons on its behalf to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Note Documents to which it is party (provided, however, that such copy may exclude information relating to other matters discussed at such board of directors meeting), and in the case of any other Note Party, the actions of its Equity Interest holders, shareholders meeting, board of directors or other similar corporate supervisory body taken to authorize the execution, delivery and performance of this Agreement and each other Note Document to which it is or is to be a party, and (3) such documents and certifications to evidence that such Note Party is validly existing, in good standing and qualified to engage in business in the jurisdictions in which it does business and is required to be so qualified; and in the case of the Company such Officer’s Certificate shall certify that the issuance of the Notes and the guarantees by the other Note Parties of the Notes would not cause any breach of any limit on borrowing, guaranteeing or securing or similar limit binding on the Company or any other Note Party to be exceeded and that each document relating to the Company delivered under this Section 4.1 is correct, complete and in full force and effect as of a date no earlier than the date of this Agreement;

(ii)      Incumbency certificates of Responsible Officers of each Note Party (other than the Company) and, if applicable, resolutions or other action evidencing the name, authority and specimen signature of each Responsible Officer thereof authorized to sign, and otherwise act as a Responsible Officer in connection with, this Agreement and the other Note Documents to which such Note Party is a party or is to be a party;

(c)          On each of the date of this Agreement and on the Purchase Date, the Agent shall have received an electronic extract (nota simple telemática) issued by the relevant Spanish Mercantile Registry in respect of each Spanish Guarantor and dated no earlier than thirty (30) days prior to the date of this Agreement or as of the Purchase Date, as applicable.

(d)          On each of the date of this Agreement and on the Purchase Date, the Agent shall have received a certificate signed by the chief financial officer of the Company certifying as to the Solvency of each Note Party as of the date of this Agreement or as of the Purchase Date, as applicable, substantially in the form of Exhibit H;

(e)          On each of the Conversion Date and the Purchase Date, the Agent shall have received an Officer’s Certificate executed by a Responsible Officer of the Company dated as of the Conversion Date or the Purchase Date, as applicable, each in the form of Exhibit L;

(f)          On or prior to the Purchase Date, the Company shall have paid all reasonable and documented costs and expenses required to be paid to the Purchasers on or prior to such Purchase Date (including the reasonable and documented fees, charges and disbursements of counsel to the Purchasers as previously agreed with the Company plus such additional amounts of such fees, charges and disbursements to the extent invoiced prior to the Purchase Date); provided that the Company hereby irrevocably instructs and directs the Agent to withhold and deduct from the proceeds of the Notes to be subscribed on the Purchase Date the aggregate amount of such costs and expenses as a condition to the subscription of Notes to occur on such Purchase Date, and apply, on behalf of the Company, the aggregate amount so deducted to the payment of such costs and expenses payable by the Company on the Purchase Date.

(g)          The Agent’s receipt on the Conversion Date of evidence of the notification delivered by the Company to the trustee under the Indenture pursuant to Section 3.02 of the Indenture to redeem in full the Senior Notes promptly, and in any event within five (5) Business Days, after the Purchase Date.

(h)          Contemporaneously with the Closing, the Company shall issue to each Purchaser and each Purchaser shall subscribe the Notes to be acquired by it at the Purchase Date in the amount equal to such Purchaser’s Commitment converted at the Exchange Rate on the Conversion Date.

(i)          On or prior to the Purchase Date, the Company shall have applied to have the Notes listed on the former Channel Islands Securities Exchange, now known as the International Stock Exchange, and provided to the Agent and each Purchaser satisfactory evidence thereof.

ARTICLE 5

FEES

Section 5.1          Agent Fee Letter. The Company shall pay to the Agent (for its own account) the agency fees in the amounts and at the times agreed in the Agent Fee Letter.

Section 5.2          Fees Generally. Once paid pursuant to this Article 5 or the Agent Fee Letter, none of the fees payable to the Agent pursuant to the terms of the Agent Fee Letter shall be refundable under any circumstances.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE NOTE PARTIES

Each Note Party represents and warrants to the Purchasers and the Agent as of the date hereof and as of the Purchase Date, that:

Section 6.1           Existence, Qualification and Power. Each Note Party and each of its Subsidiaries (other than Immaterial Subsidiaries) (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Note Documents to which it is or is to be a party, (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c) above, to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect and (d) for the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”), in relation to each Note Party incorporated in a country which has adopted the Regulation, its center of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation or organization and it has no “establishment” (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

Section 6.2           Authorization; No Contravention. The execution, delivery and performance by each Note Party of each Note Document to which such Person is or is to be a party have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Person’s Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person or any of its Subsidiaries is a party or affecting such Person or any of its Subsidiaries or the properties of such Person or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or any of its Subsidiaries or the properties of such Person or any of its Subsidiaries is subject; or (c) violate any Law in any material respect. Each Note Party is in compliance with all Contractual Obligations referred to in clause (b)(i) above except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 6.3          Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Note Party of this Agreement or any other Note Document, or (b) the exercise by the Agent or any Purchaser of its rights under the Note Documents, except for the authorizations, approvals, actions, notices and filings listed on Schedule 6.3, all of which have been duly obtained, taken, given or made and are in full force and effect.

Section 6.4          Binding Effect. This Agreement has been, and each other Note Document, when delivered hereunder, will have been, duly executed and delivered by each Note Party that is party thereto. Subject to the Legal Reservations, this Agreement constitutes, and each other Note Document when so delivered will constitute, a legal, valid and binding obligation of such Note Party, enforceable against each Note Party that is party thereto in accordance with its terms.

Section 6.5          Financial Statements; No Material Adverse Effect.

(a)          The Audited Financial Statements for the fiscal year ended December 31, 2018, (i) were prepared in accordance with Applicable Accounting Principles consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (ii) fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders’ equity for the period covered thereby in accordance with the Applicable Accounting Principles consistently applied throughout the period covered thereby, except as otherwise expressly noted therein.

(b)          The last unaudited consolidated balance sheets of the Company and its Subsidiaries made available to the Agent or to the Purchasers prior to the Purchase Date, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for the fiscal quarter ended on that date (i) were prepared in accordance with the Applicable Accounting Principles consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present, in all material respects, the financial condition of the Company and its Subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders’ equity for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.

(c)          Except with respect to the Mojave Matter, since December 31, 2018 (or the date of the Audited Financial Statements most recently delivered hereunder), there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

(d)          The consolidated forecasted balance sheets, statements of income and cash flows of the Company and its Subsidiaries delivered to the Purchasers in connection with the issuance of the Notes were prepared on the basis of the assumptions stated therein, which assumptions were reasonable in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Company’s best estimate of its future financial condition and performance, it being understood that such forecasts are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which may be beyond the control of the Company and its Subsidiaries (and that may be material) and that no assurance can be given that any such forecast will be realized.

(e)          Schedule 6.5 sets forth all Material Indebtedness for Borrowed Money, of the Company and its consolidated Subsidiaries as of the date of such financial statements.

Section 6.6          Litigation. Except with respect to the Mojave Matter, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Note Parties after due inquiry, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Note Party or any of its Subsidiaries or against any of their properties or revenues that (a) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect upon or with respect to this Agreement or any other Note Document, or (b) either individually or in the aggregate, which, if there is a reasonable possibility of an adverse determination and if determined adversely, would reasonably be expected to have a Material Adverse Effect.

Section 6.7           No Default. No Default exists or would be reasonably expected to result from the incurring of any Obligations by the Company. Except with respect to the Mojave Matter, no Note Party or any of its Subsidiaries is in default under or with respect to, or a party to, any Contractual Obligation that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Note Document. No “Default” or “Event of Default” (as defined in each Credit Agreement) has occurred under or with respect to any Credit Agreement, and no “Default” (as defined in each Credit Agreement) shall have occurred and be continuing or would result from the issuance of Notes or from the application of proceeds therefrom.

Section 6.8          Ownership of Property; Liens.

(a)          Each Note Party has good, legal and valid title to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for where the failure to have such good title or interest in such property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          As of the date hereof, the property of each Note Party is subject to no Liens, other than Liens set forth on Schedule 6.8(b), and as otherwise permitted by Section 10.1.

Section 6.9          Environmental Compliance. The Note Parties and their respective Subsidiaries (a) are, and within the period of all applicable statutes of limitation have been, in compliance with all applicable Environmental Laws (except in such instances in which (i) such requirement of Environmental Law is being contested in good faith by appropriate proceedings diligently conducted and (ii) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect); (b) hold all Environmental Permits (each of which is in full force and effect) required for any of their current or intended operations or for any property owned, leased or otherwise operated by any of them, except to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) are, and within the period of all applicable statutes of limitation have been, in compliance with all of their Environmental Permits, except to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

To the extent within the control of the Note Parties and their respective Subsidiaries, each of their Environmental Permits will be timely renewed and complied with, any additional Environmental Permits that may be required of any of them will be timely obtained and complied with, without material expense, and compliance with any Environmental Law that is or is expected to become applicable to any of them will be timely attained and maintained, without material expense, in each case, except to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 6.10        Insurance. All insurance required pursuant to Section 9.12 has been obtained and is in full force and effect.

Section 6.11         Taxes.

(a)          Each Note Party and its Subsidiaries have filed all material Tax returns and reports required to be filed, and has timely paid all material Taxes including in its capacity as a withholding agent, levied or imposed upon it or its properties, income or assets otherwise due and payable, except those that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with the Applicable Accounting Principles.

(b)          As of the Purchase Date, no deduction or withholding in respect of Taxes imposed by or for the account of the United Kingdom is required to be made from any payment by the Company under the Note Documents except for any such withholding or deduction arising out of circumstances described in Section 13.1(b)(i) to Section 13.1(b)(ii), and provided that at the time the payment falls due the Notes are listed on an exchange designated as a “recognised stock exchange” for the purposes of Section 1005 of the Income Tax Act 2007 of the United Kingdom or any successor provision.

(c)          As of the Purchase Date, it is not necessary that the Note Documents be filed, recorded or enrolled with any court or other authority in the jurisdiction of incorporation of any Note Party or that any stamp duty, registration or similar Tax be paid on or in relation to the Note Documents or the transactions contemplated by the Note Documents, except for any such stamp duty, registration or similar Tax payable in connection with any transfer, assignment or novation of the Notes or entering into any Note Documents pursuant to which a Purchaser or other holder of a Note transfers, assigns, substitutes, novates, alienates or otherwise disposes of any of its rights or obligations under a Note Document.

(d)          It is a resident for tax purposes only in its jurisdiction of incorporation.

(e)          The Company is not engaged in a trade or business within the United States for U.S. federal income tax purposes.

Section 6.12        ERISA Compliance.

(a)          Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other U.S. Federal or state Laws. Except as would not reasonably be expected to have a Material Adverse Effect, each Pension Plan that is intended to be a qualified plan under Section 4.01(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that the form of such Plan is qualified under Section 4.01(a) of the Code and the trust related thereto has been determined by the U.S. Internal Revenue Service to be exempt from federal income tax under Section 5.1(a) of the Code, or an application for such a letter is currently being processed by the U.S. Internal Revenue Service. To the best knowledge of the Company, nothing has occurred that would prevent or cause the loss of such tax-qualified status.

(b)          There are no pending or, to the best knowledge of the Company, threatened in writing, claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

(c)          (i) No ERISA Event has occurred, and neither the Company nor any ERISA Affiliate is aware of any fact, event or circumstance that would reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan or Multiemployer Plan; (ii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is 80% or higher and neither the Company nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such plan to drop below 80% as of the most recent valuation date; (iii) neither the Company nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid; (iv) neither the Company nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; and (v) no Pension Plan has been terminated by the plan administrator thereof nor by the PBGC, and no event or circumstance has occurred or exists that could reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan.

Section 6.13        Subsidiaries; Equity Interests; Note Parties. As of the Purchase Date, no Note Party has any Subsidiaries other than those specifically disclosed in Schedule 6.13, and all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and non-assessable, are not subject to any option to purchase or similar rights and are legally and beneficially owned by a Note Party in the percentages specified in Schedule 6.13 free and clear of all Liens (other than Liens permitted hereunder).

Section 6.14        Margin Regulations; Investment Company Act.

(a)          The Company is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of the Notes, not more than 25% of the value of the assets (either of the Company only or of the Company and its Subsidiaries on a consolidated basis) subject to the provisions of Section 10.1 or subject to any restriction contained in any agreement or instrument between the Company and any Purchaser or any Affiliate of any Purchaser relating to Indebtedness will be margin stock.

(b)          No Note Party is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

Section 6.15        Disclosure. The Company has disclosed to the Agent and the Purchasers all agreements, instruments and corporate or other restrictions to which it or any other Note Party is subject, and all other matters known to it, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information, furnished in writing (taken as a whole) by or on behalf of any Note Party to the Agent or any Purchaser in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Note Document, at the date hereof or at the time furnished, contains any material misstatement of fact or omitted to state any material fact necessary to make the statements therein, taken as a whole and in the light of the circumstances under which they were made, not misleading (after giving effect to all supplements so furnished prior to such time); provided that, with respect to projected financial information, the Company represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time, it being understood that such forecasts are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which may be beyond the control of the Company and its Subsidiaries (and that may be material) and that no assurance can be given that any such forecast will be realized.

Section 6.16         Compliance with Laws. Each Note Party and each of its Subsidiaries is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 6.17        Intellectual Property; Licenses, Etc. Each Note Party possesses all material franchises, patents, trademarks, trade names, licenses and permits, and rights in respect of the foregoing, adequate for the conduct of its business substantially as now conducted except where in any such case any such conflict would not have a Material Adverse Effect, without known conflict with any rights of others.

Section 6.18        Solvency. The Note Parties, together with their respective Subsidiaries on a consolidated basis and taken as a whole, are Solvent.

Section 6.19        OFAC; Anti-Terrorism. None of the Company nor any of its Subsidiaries, or to the knowledge of the Company any director, officer, employee, agent, Affiliate or representative of the Company or any of its Subsidiaries, (a) is a Prohibited Person, (b) is or has been the subject to any claim, proceeding, formal notice or investigation with respect to Sanctions, (c) has engaged or is engaging, directly or indirectly, or knowingly, in any trade, business or other activities with or for the benefit of any Prohibited Person in violation of applicable Sanctions or (d) is otherwise in breach of any applicable Sanctions. No Note Party nor, to the knowledge of the Company, any of their respective officers, directors or agents has violated the applicable provisions of the U.S. Patriot Act or any other applicable Laws relating to terrorism or money laundering.

Section 6.20        Foreign Corrupt Practices Act, Etc. Each of the Note Parties and, to the best of the Company’s knowledge, their respective directors, officers, agents, employees and any Person acting for or on behalf of such Note Party is in compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any other applicable anti-bribery or anti-corruption law. No part of the proceeds of the Loans will be used, directly or, to the Company’s knowledge, indirectly, for any payments to any governmental official or employee, political party, official of a political party or candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA. To the extent applicable, each Note Party is in compliance, in all respects, with the (x) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (y) the U.S. Patriot Act.

Section 6.21        Anti-Corruption Laws. Each Note Party and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with anti-corruption laws and has conducted its business in compliance with applicable anti-corruption laws.

Section 6.22        Restricted Payments. As of the Purchase Date, no Contractual Obligation limits the ability of any Subsidiary of the Company to make Restricted Payments, directly or through one or more intermediate Subsidiaries of the Company, to the Company or to otherwise transfer property to or invest in the Company, except as set forth in Schedule 6.22 and except for customary restrictions and conditions that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 6.23        The Notes.

(a)          None of the Company, any other Note Party nor anyone acting on its or their behalf (other than the Purchasers as to whom neither the Company nor any Note Party makes any representation or warranty) has offered the Notes or any similar securities for sale or solicited any offer to buy any of the same, or otherwise approached or negotiated in respect thereof under circumstances that would require the registration of the Notes under the Securities Act.

(b)          None of the Company, any Note Party, any of its respective affiliates nor any person acting on their respective behalf (other than the Purchasers as to whom neither the Company nor any Note Party makes any representation or warranty) has offered the Notes or any similar securities during the six months prior to the date hereof to anyone other than the Purchasers.

(c)          Neither the Company, any Note Party nor any person acting on its or their behalf (other than the Purchasers as to whom neither the Company nor any Note Party makes any representation or warranty) has, directly or indirectly, engaged in any directed selling efforts (within the meaning of Regulation S (“Regulation S”) under the Securities Act) with respect to the Notes. Other than the Notes to be purchased on the Purchase Date, neither the Company nor any other Note Party intends to offer the Notes or any similar security during the six months from the date hereof.

(d)          The Company has not dealt with any broker, finder, commission agent, placement agent or arranger in connection with the issuance of the Notes and the transactions contemplated by this Agreement, and the Company is not under any obligation to pay any broker’s fee or commission in connection with such transactions. None of the Company, any Note Party nor any of its or their affiliates nor any other person acting on its or their behalf (other than its officers acting in such capacity, or the Purchasers as to whom neither the Company nor any Note Party makes any representation or warranty) has solicited offers for, or offered or sold, the Notes.

(e)          The Company, each Note Party, each of its respective affiliates or any person acting on its or their respective behalf (other than the Purchasers as to whom neither the Company nor any Note Party makes any representation or warranty) has complied with the applicable offering restrictions (including, without limitation, requirements of Regulation S).

ARTICLE 7

REPRESENTATIONS OF THE PURCHASERS

Section 7.1           Reliance on Exemption. Each Purchaser severally represents that it understands that the Notes are being offered and issued to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities Laws and that the Company is relying upon the truth and accuracy of, and each Purchaser’s compliance with, the representations, warranties, agreements, covenants, acknowledgments and understandings of the Purchasers set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchasers to acquire the Notes.

Section 7.2          No Registration. Each Purchaser severally represents that it understands that (a) no public market now exists for the Notes and that the Company has made no assurances that a public market will ever exist for the Notes, (b) the Notes have not been and are not being registered under the Securities Act or any applicable state securities Laws, and may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons unless (i) the transfer is registered pursuant to an effective registration statement under the Securities Act, or (ii) the transfer qualifies for an exemption from registration afforded by the Securities Act (including offshore transaction in accordance with Rule 903 of Regulation S) and applicable state securities Laws, and (c) neither the Company nor any other Person is under any obligation to register any Note under the Securities Act or any state securities Laws or to comply with the terms and conditions of any exemption thereunder. Each Purchaser acknowledges that the Notes will bear a restrictive legend substantially in the form set forth on the form of Note attached as Exhibit B to this Agreement. As used in this Article 7 and in Section 14.5, the terms “United States” and “U.S. person” have the respective meanings given to them in Regulation S.

Section 7.3          No General Solicitation nor Directed Selling Efforts. Each Purchaser severally represents that (a) the Notes were not offered to such Purchaser by means of any directed selling efforts (within the meaning of Regulation S under the Securities Act) with respect to the Notes, and (b) has not engaged in any directed selling efforts (within the meaning of Regulation S under the Securities Act) with respect to the Notes.

Section 7.4           Non-U.S. Person. Each Purchaser severally represents and warrants that it is not a U.S. person as defined in Regulation S, and is acquiring the Notes in an offshore transaction in accordance with Regulation S.

ARTICLE 8

PAYMENT AND PREPAYMENT OF THE NOTES

Section 8.1          Maturity. As provided therein, the entire unpaid principal balance of each Note shall be due and payable on the Maturity Date thereof.

Section 8.2          Optional Redemption.

(a)          Subject to Section 8.2(b), the Company may, upon not less than ten (10) nor more than 30 days’ notice delivered to each holder of a Note, in accordance with Article 19, at any time or from time to time, voluntarily prepay Notes in whole or in part without premium or penalty; provided that any prepayment of Notes shall be in a principal amount of €25,000,000 or a whole multiple of €1,000,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid and the interest to be paid on the prepayment date with respect to such principal amount being prepaid. If such notice is given by the Company, the Company shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Note shall be accompanied by all accrued but unpaid interest thereon, together with any additional amounts required to be paid pursuant to this Agreement and the Notes.

(b)          In the event that all or any portion of the Notes is voluntarily prepaid pursuant to Section 8.2(a), (i) if such voluntary prepayment occurs before the first anniversary of the Purchase Date, such voluntary prepayment will be made at 103.0% of the principal amount so voluntarily prepaid, (ii) if such voluntary prepayment occurs on or after the first anniversary of the Purchase Date and before the second anniversary of the Purchase Date, such voluntary prepayment will be made at 102.0% of the principal amount so voluntarily prepaid, (iii) if such voluntary prepayment occurs on or after the second anniversary of the Purchase Date and before the third anniversary of the Purchase Date, such voluntary prepayment will be made at 101.0% of the principal amount so voluntarily prepaid, and (iv) if such voluntary prepayment occurs on or after the third anniversary of the Purchase Date, such voluntary prepayment will be made at the par value of the principal amount so voluntarily prepaid.

Section 8.3          Prepayment for Tax Reasons.

(a)          If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment on account of any of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than thirty (30) days nor more than sixty (60) days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and stating that all of the affected Notes shall be prepaid on the date of such prepayment at 100% of the principal amount outstanding in relation to the affected Notes together with interest accrued thereon to the date of such prepayment and Additional Payments due thereon, except in the case of an affected Note if the holder of such Note shall, by written notice given to the Company no more than twenty (20) days after receipt of the Tax Prepayment Notice, reject such prepayment of such Note (each, a “Rejection Notice”). The form of Rejection Notice shall also accompany the Tax Prepayment Notice and shall state with respect to each Note covered thereby that execution and delivery thereof by the holder of such Note shall operate as a permanent waiver of such holder’s right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note (but not of such holder’s right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or that exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Note. Upon a Tax Prepayment Notice having been given as aforesaid to each holder of the affected Notes, the principal amount of such Notes together with interest accrued thereon to the date of such prepayment and Additional Payments due thereon shall become due and payable on such prepayment date, except in the case of Notes the holders of which shall timely give a Rejection Notice as aforesaid.

(b)          No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment.

(c)          The Company may not offer to prepay Notes pursuant to Section 8.3(a) if the Company reasonably believes those Notes are held by holders that are entitled to claim an exemption from withholding Tax imposed by the United Kingdom on interest payable to such holders under a Treaty (as defined under Section 8.3(d) below) or in accordance with Section 888A of the Income Tax Act 2007 of the United Kingdom, unless the Company has requested such holders to provide any Form or otherwise complete procedural formalities in accordance with, and in the time period provided by, Section 13.1(c), and such holders have failed to provide the Forms or complete procedural formalities.

(d)          For purposes of this Section 8.3 “Additional Payments” means additional amounts required to be paid to a holder of any Note pursuant to Article 13, and a “Change in Tax Law” means (individually or collectively with one or more prior changes) an amendment to, or change in (including any repeal of), (i) any Law, rule or regulation of the United Kingdom in respect of any Notes issued after the Purchase Date, or (ii) an amendment to, or change in, any double taxation agreement or convention between the United Kingdom and another jurisdiction (a “Treaty”) after the date on which repeal or other withdrawal of Section 882 of the Income Tax Act 2007 of the United Kingdom is effective, or, in each case, an amendment to, or change in, a published concession or published practice of any taxing authority of, or an official interpretation, administration or application of, such Law, rule, regulation or Treaty after the relevant date above, which amendment or change is in force and continuing and meets the opinion requirement described below. No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be supported by a written opinion of counsel having recognized expertise in the field of taxation in the United Kingdom delivered to the Agent (for further distribution to all holders of the Notes) prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) require the withholding or deduction of any Tax imposed by the United Kingdom on any payment payable on the Notes.

Section 8.4          Redemption upon a Change of Control.

(a)          If a Change of Control occurs, each holder of the Notes will have the right to require the Company to repurchase all or any part (being not less than €100,000 or an integral multiple of €1,000 in excess thereof) of that holder’s Notes  (a “Change of Control Offer”).

(b)          In the Change of Control Offer, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to, but excluding, the date of repurchase (the “Change of Control Payment”), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following the occurrence of any Change of Control, the Company will give a notice to each holder of the Notes in accordance with Article 19, stating that a Change of Control Offer is being made and offering to repurchase Notes on the date (the “Change of Control Payment Date”) specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by this Agreement and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Agreement, the Company will comply with any applicable securities laws and regulations; will extend the Change of Control Offer to those holders of Notes to which it may lawfully do so; and will not be deemed to have breached its obligations under this Agreement by virtue of such compliance.

(c)          On the Change of Control Payment Date, the Company will, to the extent lawful:

(i)       accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; and

(ii)      deliver or cause to be delivered to the Agent the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

(d)          With respect to a holder that does not tender all its Notes in a Change of Control Offer, the Company will issue a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. To the extent required by law or listing requirements, the Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(e)          If the Change of Control Payment Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender pursuant to the Change of Control Offer.

(f)          The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 8.4 applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or (2) a notice of redemption has been given pursuant to Section 8.2 or Section 8.3 unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

Section 8.5          Redemption upon Sales of Assets. To the extent that at any time the Excess Proceeds with respect to any Asset Sale exceed $25.0 million, within 10 Business Days from the last day of the 365-day period set forth in Section 10.5(c), the Company will make an offer (an “Asset Sale Offer”) to all holders of the Notes to purchase, prepay or redeem the maximum principal amount of Notes that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price for the Notes in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, prepayment or redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date, and will be payable in cash.

Section 8.6           Covenant Suspension Offer.

(a)          If the Company delivers a Covenant Suspension notice pursuant to Section 10.7, each holder of the Notes will have the right to require the Company to repurchase all or any part (being not less than €100,000 or an integral multiple of €1,000 in excess thereof) of that holder’s Notes (a “Covenant Suspension Offer”).

(b)          In the Covenant Suspension Offer, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to, but excluding, the date of repurchase (the “Covenant Suspension Payment”), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Together with the delivery of the Covenant Suspension Notice, the Company will give a notice to each holder of the Notes in accordance with Article 19, stating that a Covenant Suspension Offer is being made and offering to repurchase Notes on the date (the “Covenant Suspension Payment Date”) specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by this Agreement and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Covenant Suspension Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Agreement relating to the Covenant Suspension Offer, the Company will comply with any applicable securities laws and regulations; will extend the Covenant Suspension Offer to those holders of Notes to which it may lawfully do so; and will not be deemed to have breached its obligations under this Agreement by virtue of such compliance.

(c)          On the Covenant Suspension Payment Date, the Company will, to the extent lawful:

(i)       accept for payment all Notes or portions of Notes properly tendered pursuant to the Covenant Suspension Offer; and

(ii)      deliver or cause to be delivered to the Agent the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

(d)          With respect to a holder that does not tender all its Notes in a Covenant Suspension Offer, the Company will issue a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Covenant Suspension Offer on or as soon as practicable after the Covenant Suspension Payment Date.

(e)          If the Covenant Suspension Payment Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender pursuant to the Covenant Suspension Offer.

Section 8.7           Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes pursuant to Section 8.2, Section 8.3, Section 8.4 and Section 8.5, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment, provided that in no event shall a Note be issued in an individual denomination of less than €100,000.

Section 8.8          Maturity; Surrender, Etc. In the case of each prepayment of Notes pursuant to this Article 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and any premium, if any, together with any other amount payable hereunder or under any other Note Document. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and any premium, if any as aforesaid, together with any other amount payable hereunder or under any other Note Document, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and canceled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.9          Purchase of Notes. The Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. The Company and any Subsidiary or Affiliate thereof may at any time and from time to time purchase the Notes in the open market or otherwise at any price. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment or prepayment of Notes pursuant to this Agreement, and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.10        Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, (a) except as set forth in clause (b), any payment of interest on any Note that is due on a date that is not a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; and (b) any payment of principal of any Note (including principal due on the Maturity Date of such Note) that is due on a date that is not a Business Day shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

ARTICLE 9

AFFIRMATIVE COVENANTS

From the date of this Agreement until the Purchase Date and thereafter, so long as any of the Notes are outstanding, the Company and, except in the case of Section 9.1, Section 9.2, Section 9.3, Section 9.9 and Section 9.10 each other Note Party, shall:

Section 9.1          Financial Statements. Deliver to the Agent, for further distribution to the holders of the Notes:

(a)          as soon as available, but in any event within one hundred twenty (120) days (or earlier as may be required by the SEC for the filing of the Company’s financial statements) after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income or operations, changes in shareholders’ equity, and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with Applicable Accounting Principles, such consolidated statements to be audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit;

(b)          as soon as available, but in any event within sixty (60) days (or earlier as may be required by the SEC for the filing of the Company’s financial statements) after the end of each of the first three fiscal quarters of each fiscal year of the Company, a consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal quarter, and the related consolidated statements of income or operations, changes in shareholders’ equity, and cash flows for such fiscal quarter and for the portion of the Company’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by a Senior Financial Officer of the Company as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries in accordance with Applicable Accounting Principles, subject only to normal year-end audit adjustments and the absence of footnotes;

(c)          as soon as available, but in any event within fifteen (15) days after the end of each fiscal year of the Company, an Officer’s Certificate certifying, as to the list of names of all Immaterial Subsidiaries for the preceding fiscal quarter, that each Subsidiary of the Company set forth on such list individually qualifies as an Immaterial Subsidiary and that all such Subsidiaries of the Company in the aggregate do not exceed the limitations set forth in the definition “Immaterial Subsidiary.”

Section 9.2          Certificates; Other Information.

(a)          Deliver to the Agent, for further distribution to the holders of the Notes:

(i)          concurrently with the delivery of the financial statements referred to in Section 9.1(a), a fully completed Compliance Certificate signed by a Senior Financial Officer; and stating that in making the examination necessary therefor no knowledge was obtained of any Default or, if any such Default shall exist, stating the nature and status of such event;

(ii)          concurrently with the delivery of the financial statements referred to in Section 9.1(a) and Section 9.1(b), a certificate by the Responsible Officer confirming compliance with the Leverage Ratio for the most recently ended fiscal quarter and providing for a detailed calculation of such Leverage Ratio;

(iii)          promptly after the same are available, copies of all annual, regular, periodic and special reports and registration statements that the Company may file or be required to file with the SEC under Section 13 or 15(d) of the Exchange Act, or with any national securities exchange, and in any case not otherwise required to be delivered to the Agent pursuant hereto;

(iv)          promptly, and in any event within fifteen (15) Business Days after receipt thereof by any Note Party or any Subsidiary thereof, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Note Party or any Subsidiary thereof; and

(v)          promptly after a reasonable request of the Agent, all documentation and other information required by the Agent, Purchasers or holders of a Note in order for such Person to comply with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act.

(b)          Documents required to be delivered pursuant to Section 9.1 and Section 9.2 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (1) on which the Company posts such documents, or provides a link thereto on the Company’s website on the Internet at the website address listed on Schedule 19 and provides written notice thereof to the Agent (or to the extent any such documents are included in materials otherwise filed with the SEC, on the date such materials are filed, furnished (after giving effect to any extension thereof) or published by the Company on either the SEC’s EDGAR filing system), or (2) on which such documents are posted on the Company’s behalf on an Internet or intranet website, if any, to which each of the holders of a Note or the Agent have access (whether a commercial or third-party website or whether sponsored by the Agent); provided that (i) the Company shall deliver paper copies of such documents to the Agent and the holders of the Notes upon any of their requests to the Company to deliver such paper copies until a written request to cease delivering paper copies is given by the Agent or such holder and (ii) the Company shall notify the Agent and the holders of the Notes (by facsimile or electronic mail) of the posting of any such documents and provide to the Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Neither the holders of the Notes nor the Agent shall have an obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event the holders of the Notes and the Agent shall have no responsibility to monitor compliance by the Company with any such request by a holder of a Note or an Agent for delivery, and each holder of a Note or Agent shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

(c)          The Company hereby acknowledges that (i) the Agent will make available to the holders of a Note materials and/or information provided by or on behalf of the Company hereunder (collectively, “Company Materials”) by posting the Company Materials on IntraLinks, Debtdomain, Syndtrak, ClearPar or another similar electronic system (the “Platform”), and (ii) certain of the Purchasers or holders of a Note (each, a “Public Noteholder”) may have personnel who do not wish to receive material non-public information with respect to the Company or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Company hereby agrees that it will use commercially reasonable efforts to identify that portion of the Company Materials that may be distributed to the Public Noteholders and that (w) all such Company Materials shall be clearly and conspicuously marked “PUBLIC,” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Company Materials “PUBLIC,” the Company shall be deemed to have authorized the Agent, the Purchasers and the holders of the Notes to treat such Company Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Company or its securities for purposes of United States Federal and state securities Laws (provided, however, that to the extent such Company Materials constitute confidential Information, they shall be treated as set forth in Article 20); (y) all Company Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information,” and (z) the Agent shall be entitled to treat any Company Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

Section 9.3          Notices.

(a)          Promptly notify the Agent for further distribution to the holders of the Notes of:

(i)       the occurrence of any Default or Event of Default;

(ii)      any matter that has resulted or would reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect;

(iii)     any material change in accounting policies or financial reporting practices by any Note Party;

(iv)     the occurrence of any Disposition of property or assets for which the Company is required to make a mandatory repurchase of Notes pursuant to Section 8.5;

(v)      any announcement by any Rating Agency of any decline in a Debt Rating issued by such Rating Agency; and

(vi)     the occurrence of any default or event of default under, or breach or violation of any provision contained in, any instrument or agreement evidencing, securing or relating to Non-Recourse Indebtedness of any Material Non-Recourse Subsidiary.

(b)          Each notice pursuant to this Section 9.3 shall be accompanied by a statement of a Responsible Officer of the Company setting forth details of the occurrence referred to therein and stating what action the Company has taken and proposes to take with respect thereto. Each notice pursuant to Section 9.3(a)(i) shall describe in reasonable detail all provisions of this Agreement and any other Note Document that has been breached.

Section 9.4          Preservation of Existence, Center of Main Interests and Establishments, Etc.

(a)          Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 10.4 or Section 10.5; and

(b)          in the case of each Note Party incorporated in a country that has adopted the Regulation, for the purposes of the Regulation, maintain its center of main interest (as that term is used in Article 3(1) of the Regulation) in its original jurisdiction and not maintain an “establishment” (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

Section 9.5          Inspection Rights. Permit representatives and independent contractors of the Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom; and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the reasonable expense of the Company and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Company; provided that the foregoing shall, unless an Event of Default has occurred and is continuing, occur not more than twice during any fiscal year of the Company (but not with less than forty-eight (48) hours advanced notice); provided, further, so long as no Event of Default shall have occurred and be continuing, any visit pursuant to this Section 9.5 in excess of once per calendar year by the Agent shall be at the expense of the Purchasers; provided, further, that when an Event of Default exists, the Agent or any Purchaser (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Company at any time during normal business hours and without advance notice. Notwithstanding anything to the contrary herein, none of the Note Parties or any of their respective Subsidiaries will be required to disclose, or permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter (a) that constitutes non-financial trade secrets or non-financial proprietary information, (b) in respect of which disclosure to the Agent or any Purchaser (or their respective representatives or contractors) is prohibited by applicable Law or any bona fide binding agreement entered into with a non-affiliated third party or (c) that is subject to attorney-client or similar privilege or constitutes attorney work product.

Section 9.6          Use of Proceeds. Use the proceeds of the Notes issued on the Purchase Date (i) (x) to, as soon as possible, deposit with the trustee for the Senior Notes the proceeds necessary to redeem in full the then outstanding Senior Notes following conversion by the company of such proceeds into U.S. Dollars with a financial institution selected by the Company, and (y) following such deposit, promptly redeem in full the then outstanding Senior Notes, which redemption shall in any event occur within five (5) Business Days from the Purchase Date, (ii) to repay a portion of the then outstanding amounts borrowed under the Company’s existing Term Loan, (iii) for general corporate purposes, and (iv) to pay certain costs, fees and expenses in connection therewith.

Section 9.7          Covenant to Guarantee Obligations.  If (a) the Company or any of its Subsidiaries acquires or creates another Wholly-Owned Subsidiary after the Purchase Date and such Wholly-Owned Subsidiary Guarantees any Credit Facility evidencing Material Indebtedness of the Company, or (b) any Wholly-Owned Subsidiary that does not currently Guarantee any Credit Facility evidencing any Material Indebtedness of the Company subsequently Guarantees any such Credit Facility, then such newly acquired or created Wholly-Owned Subsidiary or Wholly-Owned Subsidiary that subsequently fully and unconditionally Guarantees any Credit Facility evidencing Material Indebtedness of the Company will provide a Guarantee in respect of the Notes, execute a Guarantor Accession Agreement and deliver an opinion of counsel satisfactory to the Agent within 60 Business Days of the date on which it was acquired or created or Guaranteed other Credit Facility evidencing Material Indebtedness of the Company.

Section 9.8          Further Assurances. Promptly upon any request by the Agent, the Purchasers or the holders of the Notes (a) correct any material defect or error that may be discovered in any Note Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Agent, the Purchasers or the holders of the Notes, may reasonably require from time to time in order to carry out more effectively the purposes of the Note Documents.

Section 9.9          Maintenance of Rating. In the case of the Company, at all times use commercially reasonable efforts to maintain a Debt Rating from at least one Rating Agency (but, in each case, not to maintain a specific rating from any Rating Agency).

Section 9.10        Maintenance of Listing of the Notes. The Company shall use its commercially reasonable efforts to obtain before the first Interest Payment Date the listing and admission to trading of the Notes on a stock exchange designated as a “recognised stock exchange” for the purposes of Section 1005 of the Income Tax Act 2007 of the United Kingdom (or any successor provision thereof), and shall from time to time take such other reasonable actions as shall be necessary to maintain any listing of the Notes in accordance with the terms of this Section 9.10; provided that, if such listing of the Notes shall be obtained and it is or it subsequently becomes impracticable or unduly burdensome, in the good faith determination of the Company, to maintain, due to changes in listing requirements, Laws and regulations occurring subsequent to the Purchase Date, the Company may delist the Notes from the then applicable stock exchange; and, in the event of any such de-listing, the Company shall use its commercially reasonable efforts to obtain and maintain an alternative admission to listing, trading and/or quotation of the Notes by another listing authority, exchange or system designated as a “recognised stock exchange” for the purposes of Section 1005 of the Income Tax Act 2007 of the United Kingdom (or any successor provision thereof) as the Company may reasonably decide.

Section 9.11         Source of Consolidated Revenue. The Company shall ensure that at least 50% of its aggregate consolidated revenue in each Testing Period commencing on January 1, 2019 is generated from the operations of the Company and its Subsidiaries in countries that are members of the Organization for Economic Co-operation and Development.

Section 9.12        Maintenance of Insurance. Maintain with insurance companies that the Company believes (in the good faith judgment of the management of the Company) are financially sound and responsible at the time of the relevant coverage is placed or renewed, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons.

Section 9.13        Maintenance of Listing. In the case of the Company, at all times use commercially reasonable efforts to maintain a listing of the Company’s capital stock on the NASDAQ, the NYSE or any successor stock exchange.

ARTICLE 10

NEGATIVE COVENANTS

Subject to Section 10.7, from the date of this Agreement until the Purchase Date and thereafter, so long as any of the Notes are outstanding:

Section 10.1         Liens.

(a)          No Note Party shall create or permit to exist any Lien upon any cash or Cash Equivalents owned by the Company, any Principal Property owned by the Company or any Guarantor or upon Equity Interests issued by, or Indebtedness of, any direct or indirect Subsidiary of the Company that directly or indirectly owns a Principal Property to secure any Indebtedness of the Company or any Guarantor; provided, however, that this restriction will not apply to, or prevent the creation or existence of:

(i)       Liens securing Indebtedness of the Company or any Guarantor under one or more Credit Facilities in an aggregate principal amount pursuant to this clause (i), measured as of the date of creation of any such Lien and the date of incurrence of any such Indebtedness, not exceeding the greater of (x) 20% of Consolidated Total Assets, (y) $1,000 million and (z) the product of 2.5 and the cash available for distribution for the Testing Period ended immediately prior to the date of such incurrence for which financial statements are available;

(ii)      Existing Liens;

(iii)     Liens securing Indebtedness of any Person that (x) is acquired by the Company or any of its Subsidiaries after the date hereof, (y) is merged or amalgamated with or into the Company or any of its Subsidiaries after the date hereof, or (z) becomes consolidated in the financial statements of the Company or any of its Subsidiaries after the date hereof in accordance with Applicable Accounting Principles; provided, however, that in each case contemplated by this clause (iii), such Liens were in existence prior to, and such Indebtedness was not incurred in contemplation of such acquisition, merger, amalgamation or consolidation and is only secured by Liens on the Equity Interests and assets of, the Person (and Subsidiaries of the Person) acquired by, or merged or amalgamated with or into, or consolidated in the financial statements of, the Company or any of its Subsidiaries;

(iv)     Liens securing Indebtedness of the Company or any Guarantor incurred to finance (whether prior to or within 365 days after) the acquisition (whether through the direct purchase of assets or through the purchase of the Equity Interests of any Person owning such assets or through an acquisition of any such Person by merger, consolidation or otherwise), construction, development or improvement of assets; provided, however, that such Indebtedness is only secured by Liens on the Equity Interests and assets acquired, constructed, developed or improved in such financing;

(v)      Liens in favor of the Company or any of its Subsidiaries;

(vi)     Liens securing Hedging Obligations; provided that such agreements were not entered into for speculative purposes (as determined by the Company in its reasonable discretion acting in good faith);

(vii)    Liens relating to current or future escrow arrangements securing Indebtedness of the Company or any Guarantor;

(viii)   Liens to secure Environmental CapEx Debt or Necessary CapEx Debt that encumber only the assets purchased, installed or otherwise acquired with the proceeds of such Environmental CapEx Debt or Necessary CapEx Debt;

(ix)     Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any Guarantor, including rights of offset and set-off;

(x)      Refinancing Liens;

(xi)     Liens on the Equity Interests, assets or rights of Non-recourse Subsidiaries securing Non-Recourse Indebtedness of one or more Non-Recourse Subsidiaries;

(xii)    Liens on cash and Cash Equivalents securing Indebtedness incurred to finance an acquisition of assets or a business or multiple businesses; provided, that within 180 days from the date the related Indebtedness was incurred, such cash or Cash Equivalents are used to (x) fund the acquisition (or a similar transaction), including any related fees and expenses, and the related Indebtedness is (A) secured by Liens otherwise permitted under this Section 10.1 or (B) unsecured; or (y) retire or repay the Indebtedness that it secures and to pay any related fees and expenses;

(xiii)   Liens on the property of any Non-Recourse Subsidiary securing performance of obligations under power purchase agreements and agreements for the purchase and sale of energy and renewable energy credits, climate change levy exemption certificates, embedded benefits and other environmental attributes; and

(xiv)   other Liens, in addition to those permitted in clauses (i) through (xiii) above, securing Indebtedness of the Company or any Guarantor having an aggregate principal amount, measured as of the date of creation of any such Lien and the date of incurrence of any such Indebtedness, not to exceed the greater of (x) 2.0% of Consolidated Total Assets and (y) $100 million, provided, further, that, except for Liens of the type specified in clauses (ii), (v), (vi), (ix), (x) and (xii), no such Liens shall be created on cash or Cash Equivalents of the Company.

(b)          Liens securing Indebtedness under the Credit Agreements existing on the date of this Agreement will be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of Section 10.1(a) above. For purposes of determining compliance with this Section 10.1, if a proposed Lien meets the criteria of more than one of the categories of Liens described in clauses (i) through (xiv) above, the Company will be permitted to classify such Lien on the date of its incurrence, or later reclassify all or a portion of such Lien, in any manner that complies with this Section 10.1.

(c)          If the Company or any Guarantor proposes to create or permit to exist any Lien upon any Principal Property owned by the Company or any Guarantor or upon any Equity Interests of any direct or indirect Subsidiary of the Company to secure any Indebtedness of the Company or a Guarantor, other than as permitted by clauses (i) through (xiv) of Section 10.1(a), the Company will give prior written notice thereof to the holders (with a copy to the Agent), and the Company and each Guarantor, as applicable, will further agree, prior to or simultaneously with the creation of such Lien, effectively to secure all the Notes equally and ratably with (or prior to) such other Indebtedness, for so long as such other Indebtedness is so secured.

Section 10.2        Merger, Consolidation or Sale of Assets.

(a)          The Company will not directly or indirectly (i) consolidate or merge with or into another Person (whether or not the Company is the surviving Person) or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole in one or more related transactions, to another Person, unless:

(i)       either (x) the Company is the surviving Person; or (y) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is an entity organized or existing under the laws of any member state of the European Union, Switzerland, the United Kingdom, Canada, any state of the United States or the District of Columbia;

(ii)      the Person formed by or surviving any such consolidation or merger with the Company (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the Notes and the Agreement;

(iii)     immediately after such transaction, no Default or Event of Default exists;

(iv)     the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made would be in compliance with Section 10.6, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable Testing Period; and

(v)      the Company delivers to the Agent an Officer’s Certificate and an opinion of counsel, in each case, stating that such consolidation, merger or transfer comply with this Section 10.2.

(b)          A Guarantor (other than a Guarantor whose Guarantee is to be released in accordance with Section 23.6) will not, directly or indirectly, (i) consolidate or merge with or into another Person (whether or not such Guarantor is the surviving corporation); or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of such Guarantor and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person other than the Company or any other Subsidiary, unless:

(i)       immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)      either (i) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under this Agreement and the Notes pursuant to the Guarantor Accession Agreement; or (ii) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Agreement.

(c)          This Section 10.2 will not apply to (i) any consolidation or merger of any Subsidiary that is not a Guarantor into the Company or any other Guarantor; (ii) any consolidation or merger among Guarantors; (iii) any consolidation or merger among the Company and any Guarantor; provided that, if the Company is not the surviving entity of such merger or consolidation, the relevant Guarantor will assume the obligations of the Company under this Agreement and the Notes; or (iv) any sale, assignment, transfer, conveyance, lease or other disposition of assets among the Company and its Subsidiaries.

(d)          Section 10.2(a)(ii) and Section 10.2(a)(iv) of the first paragraph and Section 10.2(b)(i) of the second paragraph of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale or other disposition of all or substantially all of the assets or merger or consolidation of the Company with or into any other Guarantor, and Section 10.2(a)(iv) of the first paragraph of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale or other disposition of all or substantially all of the assets or merger or consolidation of the Company with or into an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction for tax reasons.

Section 10.3        Restricted Payments. The Company shall not declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, if immediately prior to or after giving effect thereto a Default or an Event of Default shall have occurred and be continuing.

Section 10.4        Limitation on Transactions with Affiliates.

(a)          No Note Party shall, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets or property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company or any other Subsidiary involving aggregate payments or consideration in excess of $5.0 million, unless such transaction or series of transactions is entered into in good faith and:

(i)       such transaction or series of transactions is on terms that, taken as a whole, are not materially less favorable to the Company or such other Subsidiary, as the case may be, than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis with third parties that are not Affiliates; and

(ii)      with respect to any transaction or series of related transactions involving aggregate payments or the transfer of assets or the provision of services, in each case having a value greater than $10.0 million, a majority of the independent members of the Company’s Board of Directors must approve such transaction.

(b)          Notwithstanding the foregoing, the restrictions set forth in this Section 10.4 will not apply to:

(i)       customary directors’ fees, indemnities and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, employee compensation, employee and director bonuses, employment agreements and arrangements or employee benefit arrangements, including stock options or legal fees, as determined in good faith by the Company’s Board of Directors or senior management;

(ii)      any Restricted Payment not prohibited by Section 10.3;

(iii)     loans and advances (or guarantees to third party loans, but not any forgiveness of such loans or advances) to directors, officers or employees of the Company or such other Subsidiary made in the ordinary course of business and consistent with the Company’s past practices or past practices of the relevant Subsidiary, as the case may be;

(iv)     agreements and arrangements existing on the Purchase Date and any amendment, modification or supplement thereto; provided that any such amendment, modification or supplement to the terms thereof is not more disadvantageous to the holders of the Notes in any material respect than the original agreement or arrangement as in effect on the Purchase Date;

(v)       the issuance of securities pursuant to, or for the purpose of the funding of, employment arrangements, stock options and stock ownership plans, as long as the terms thereof are or have been previously approved by the Company’s or the relevant Subsidiary’s Board of Directors;

(vi)     transactions between or among the Company and the Subsidiaries or between or among Subsidiaries;

(vii)    any transaction between or among (x) the Company and/or its Subsidiaries; and (y) any joint venture (where such joint venture is an Affiliate solely because the Company and/or its Subsidiaries owns an equity interest in or otherwise Controls such joint venture) (1) pursuant to the terms of the respective joint venture or other agreements, including but not limited to engineering, procurement and construction contracts, operation and maintenance contracts and other project agreements; (2) in the ordinary course of business in accordance with past practice; (3) pursuant to cash pooling or other similar arrangements; (4) consisting of an Investment; (5) which are fair to the Company or the relevant Subsidiary, in the reasonable determination of the Board of Directors or senior management of the Company or the Subsidiary, as applicable; or (6) which is on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated Person, in the reasonable determination of the Board of Directors or senior management of the Company or the Subsidiary, as applicable;

(viii)   any issuance of Equity Interests of the Company;

(ix)     the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement relating thereto) to which it is a party as of the Purchase Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of, obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Purchase Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not disadvantageous to the holders of the Notes in any material respect;

(x)      transactions arising under any agreement of a Person acquired by the Company or any Subsidiary with Parent or a Subsidiary of Parent relating to a Project in effect at the time of such acquisition (but not created in contemplation thereof);

(xi)     any acquisition of assets from Parent or a Subsidiary of Parent pursuant to any ROFO Agreement as such agreement is in existence as of the Purchase Date or as such ROFO Agreement may be amended after the Purchase Date if such amendment is not more disadvantageous to the holders of the Notes in any material respect than any ROFO Agreement as it is in existence as of the Purchase Date, in each case so long as (x) such acquisition is on terms that, taken as a whole, are not materially less favorable to the Company or such Subsidiary, as the case may be, than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis with third parties that are not Affiliates and (y) a majority of the independent members of the Company’s Board of Directors have approved such acquisition; and

(xii)    transactions under the Shareholders’ Agreement.

Section 10.5        Limitation on Sales of Assets. No Note Party shall, directly or indirectly, consummate an Asset Sale, unless:

(a)          such Note Party receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets, Equity Interests issued or sold or otherwise disposed of;

(b)          at least 75% of the consideration received in the Asset Sale by such Note Party is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(i)       any liabilities, as recorded on the balance sheet of such Note Party (other than contingent liabilities), that are assumed by the transferee of any such assets and as a result of which such Note Party is no longer obliged with respect to such liabilities or is indemnified against further liabilities;

(ii)      any securities, notes or other obligations received by such Note Party from such transferee that are converted by such Note Party into cash or Cash Equivalents within 90 days following the closing of the Asset Sale, to the extent of the cash or Cash Equivalents received in that conversion;

(iii)     any Capital Stock or assets of the kind referred to in clauses Section 10.5(c)(i)(2) or Section 10.5(c)(i)(4) below;

(iv)     Indebtedness of any Subsidiary of Note Party that is no longer a Note Party as a result of such Asset Sale, to the extent that such Note Parties and any other Subsidiary thereof are released from any guarantee of such Indebtedness in connection with such Asset Sale;

(v)      consideration consisting of Indebtedness of the Note Parties received from Persons who are not Note Parties; and

(vi)     any consideration consisting of Equity Interests in an entity engaged in a Permitted Business received in connection with the sale or exchange of an Equity Interest in a Subsidiary of a Note Party so long as after giving effect to such transaction, the entity in which the Equity Interest has been sold or exchanged remains a Subsidiary of a Note Party, if the Fair Market Value of such consideration is determined by a reputable investment banking, accounting or appraisal firm that is, in the judgment of the Board of Directors of the Company, qualified to perform the task for which such firm has been engaged and independent with respect to the Company; and

(c)          within 365 days after the receipt of any Net Proceeds from an Asset Sale, such Note Party may:

(i)       apply such Net Proceeds, et the option of such Note Party:

(1)       to acquire all or substantially all of the assets of, or any Capital Stock of another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Subsidiary;

(2)       to make a capital expenditure;

(3)       to acquire other assets (other than Capital Stock) not classified as current assets under the Applicable Accounting Principles that are used or useful in a Permitted Business;

(4)       to repurchase, prepay, redeem or repay Pari Passu Indebtedness;

(5)       if required pursuant to any Non-Recourse Indebtedness, repurchase, prepay, redeem or repay such Non-Recourse Indebtedness; or

(ii)      enter into a binding commitment to apply the Net Proceeds pursuant to this Section 10.5; provided that such binding commitment will be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition or expenditure is consummated, and (y) the 180th day following the expiration of the aforementioned 365-day period.

(d)          Pending the final application of any Net Proceeds, the Note Party may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Agreement.

(e)          Proceeds in excess of $25,000,000 shall be applied in accordance with Section 8.5.

Section 10.6        Financial Covenant. The Company shall not permit the Leverage Ratio as of the end of any fiscal quarter of the Company to be greater than 5.0:1.00; provided that, in connection with any proposed acquisition or series of related acquisitions (that shall close within six (6) months of the first such related acquisition to close) by the Company and/or any of its Subsidiaries for which the payment of consideration or assumption or incurrence of Indebtedness by the Company and its Subsidiaries in connection therewith is at least $100,000,000 (a “Reference Acquisition” it being understood that if a Reference Acquisition consists of a series of related acquisitions, the consummation of a such Reference Acquisition shall be deemed to have occurred on the date the last of such series of related acquisitions is consummated), to the extent that the Company has a Current Rating assigned by any two Ratings Agencies immediately prior to and after giving effect to such Reference Acquisition, solely for the period commencing on the date of consummation of a Reference Acquisition, through the first six months ending immediately following the consummation of the Reference Acquisition (each such period, a “Reference Acquisition Period”), the maximum Leverage Ratio shall instead be 5.50:1.00; provided, further, that (x) in the event any such Indebtedness is incurred prior to the consummation of such Reference Acquisition and the Company provides a certification to the Agent that the proceeds of such Indebtedness are to be used in connection with the consummation of such Reference Acquisition (including Indebtedness incurred to pay related transaction costs), such Indebtedness shall not be included in the calculation of the Leverage Ratio until the consummation of the Reference Acquisition, and (y) the Leverage Ratio immediately prior to the commencement of any Reference Acquisition Period shall not be greater than 5.0:1.00.

Section 10.7        Covenant Suspension.

(a)          No Note Party shall be required to comply with the provisions set forth in Section 8.5, Section 10.3, Section 10.4 and Section 10.5 at any time during any Covenant Suspension Period, if (and only to the extent that):

(i)       the Company delivers to the Agent a written request to suspend the enforceability of such Sections, signed by a Responsible Officer of the Company (a “Covenant Suspension Notice”);

(ii)      no Default or Event of Default shall have occurred and be continuing, on the date of the Covenant Suspension Notice and at any time during the Covenant Suspension Period; and

(b)          In the event that the Company delivers to the Agent a Covenant Suspension Notice pursuant to Section 10.7(a), the Company shall be required to comply with Section 8.6.

Section 10.8         Anti-Corruption Laws.

(a)          Directly or indirectly use the proceeds of any Note for any purpose that would breach the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, or other similar legislation in other jurisdictions or

(b)          fail to (i) conduct its businesses in compliance with applicable anti-corruption Laws or (ii) maintain policies and procedures designed to promote and achieve compliance with such Laws.

Section 10.9        Sanctions. Directly or indirectly, use, lend, contribute or otherwise make available the proceeds of any Notes or other transaction contemplated by this Agreement to any Person, (a) to fund any activities of or business with, or for the benefit of, any Prohibited Person, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or (b) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in any of the Notes, whether as Purchaser, holder of a Note, Agent or otherwise). The Company shall not (and shall ensure that none of its Affiliates will) fund all or any part of any payment in connection with the Notes out of proceeds derived from business or transactions with a Prohibited Person, or from any action which is in breach of any Sanctions.

Section 10.10      Residency Undertaking. The Company shall not change its residence for Tax purposes.

ARTICLE 11

EVENTS OF DEFAULT

Section 11.1        Event of Default. An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)          Non-Payment. The Company or any other Note Party fails to (i) pay when and as required to be paid herein any amount of principal or premium of any Note, or (ii) pay within three (3) days after the same becomes due any interest on any Note, or any fee due hereunder, or (iii) pay within five (5) days after the same becomes due any other amount payable hereunder or under any other Note Document; or

(b)          Specific Covenant. Any Note Party fails to perform or observe any term, covenant or agreement contained in Section 10.2 or Section 10.6;

(c)          Other Defaults. Any Note Party fails to comply with any of the agreements or covenants in this Agreement (other than a default in performance, or breach, or a covenant or agreement that is specifically addressed with in clauses (a) or (b) above) for 60 days after written notice to the Company by the Agent or by the Required Holders (with a copy to the Agent);

(d)          Representations and Warranties. Any representation or warranty made or deemed made by the Company or any other Note Party herein, in any other Note Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect on the date as of which made or deemed made; provided that no Event of Default will occur under this Section 11.1(d) if the failure to comply is susceptible of being remedied and is remedied within thirty (30) days after written notice to the Company by the Agent or any holder of a Note;

(e)          Cross-Default. Any Note Party or any Material Non-Recourse Subsidiary (provided that, with respect to any Material Non-Recourse Subsidiary, only to the extent that the default described in this clause (d) shall not have been forborne by the relevant creditors of the relevant Non-Recourse Indebtedness (and to the extent only such forbearance continues to be in effect) (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) after giving effect to any grace or any cure periods, in respect of any Indebtedness (other than Indebtedness hereunder) (a “Payment Default”), or (B) fails to observe or perform any other agreement or condition relating to any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the applicable Threshold Amount beyond the period of grace, if any, provided in the instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or cash collateral in respect thereof to be demanded;

(f)          Judgments. Failure by any Note Party to pay final judgments entered by a court or courts of competent jurisdiction that aggregate in excess of the Threshold Amount (exclusive of any amounts that a solvent insurance company has acknowledged liability for), which judgments shall not have been discharged or waived and there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal, waiver or otherwise, shall not have been in effect;

(g)          Invalidity of the Notes or Note Guarantees. Except as permitted by this Agreement (including with respect to any limitations), any Note or Note Guarantee is held in any final non-appealable judgment to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any such Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(h)          Insolvency Proceedings, Etc. If any Note Party institutes or consents to the institution of any proceeding under any Debtor Relief Law, or suspends or threatens to suspend making payments on its debts, or makes an assignment or composition or similar arrangement for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, administrator, administrative receiver, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted or a moratorium is declared in respect of any indebtedness of such Person without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days; or an order for relief is entered in any such proceeding or any UK Insolvency Proceeding occurs; or

(i)           Inability to Pay Debts; Attachment. (i) Any Note Party becomes (or is deemed or declared under applicable Law) unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty (30) days after its issue or levy.

Section 11.2         Remedies upon Event of Default.

(a)          In the case of an Event of Default of the type specified in Section 11.1(h) or Section 11.1(i) above, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Agent or the Required Holders (with a copy to the Agent) may declare all the Notes to be due and payable immediately by notice in writing to the Company and the Agent specifying the respective Event of Default and that it is a notice of acceleration.

(b)          In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 11.1(e) has occurred and is continuing, the right to declare an acceleration of the Notes shall be automatically annulled if the Payment Default or other default triggering such Event of Default pursuant to such clause (e) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, prior to any declaration of acceleration of the Notes with respect to such Payment Default or other default triggering such Event of Default pursuant to such clause (e); provided that (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

(c)          If a Default occurs for a failure to report or deliver a required certificate in connection with another default (an “Initial Default”) then at the time such Initial Default is cured, such Default for a failure to report or deliver a required certificate in connection with the Initial Default will also be cured without any further action and any Default or Event of Default for the failure to comply with the time periods prescribed in Section 9.2 or otherwise to deliver any notice or certificate pursuant to any other provision of this Agreement will be deemed to be cured upon the delivery of any such report required by such covenant or notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Agreement.

(d)          Subject to certain limitations, Required Holders may direct the Agent in its exercise of any power. The Agent may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or Additional Amounts or premium, if any.

Section 11.3         Application of Funds.

After the exercise of remedies provided for in Section 11.2 (or after the Notes have automatically become immediately due and payable as set forth in the proviso to Section 11.2), any amounts received on account of the Obligations shall be applied by the Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Agent (and any of their appointees or delegates) and amounts payable under Article 3) payable to the Agent;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Purchasers or any holder of a Note (including premiums and fees, charges and disbursements of counsel to the respective Purchasers and holders of a Note) arising under the Note Documents and amounts payable under Article 3, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Notes and other Obligations arising under the Note Documents, ratably among the Purchasers and the holders of a Note in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Notes, ratably among the Purchasers and the holders of a Note in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Company or as otherwise required by Law.

ARTICLE 12

AGENT

Section 12.1        Appointment and Authority.

(a)          Each of the Purchasers and any holder of Notes hereby irrevocably appoints and designates and authorizes the Agent to take such action on its behalf under the provisions of this Agreement and each other Note Document and to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms of this Agreement or any other Note Document, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 12 are solely for the benefit of the Agent (and its co-agents, sub-agents and attorneys-in-fact and its and their respective Related Parties (as applicable)) and the Purchasers and any holder of a Note, and neither the Company nor any other Note Party shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Note Document (or any other similar term) with reference to the Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)          Lucid Agency Services Limited shall act as Agent under the Note Documents, and each of the Purchasers and any holder of Notes hereby irrevocably appoints and authorizes the Agent to act as the agent of such Purchaser and any such holder of Notes for the purposes set forth herein and the other Note Documents, together with such powers and discretion as are reasonably incidental thereto. In this connection, Lucid Agency Services Limited, as agent, and any co-agents, sub-agents and attorneys-in-fact appointed by the Agent pursuant to Section 12.5 for purposes of exercising any rights and remedies thereunder at the direction of the Agent, and their respective Related Parties shall be entitled to the benefits of all provisions of this Article 12 and Article 16 (as though such co-agents, sub-agents and attorneys-in-fact and their respective Related Parties were the Agent under the Note Documents) as if set forth in full herein with respect thereto.

(c)          (i) Each Purchaser, by its acceptance of a Note, shall be deemed to have appointed the Agent to act as safekeeper of the Notes (the “Safekeeper”) pursuant to the terms and conditions of this Agreement and the Safekeeper hereby accepts such appointment; (ii) the Purchasers will deliver (or procure the delivery of) the Notes to the Safekeeper and the Safekeeper will hold the Notes in its physical possession as bailee in its vault. The Purchasers acknowledge and agree that the Safekeeper has no obligation to review or verify the Notes in any respect; (iii) in the event that the Purchasers wish the Safekeeper to redeliver the Notes to the Purchasers, the Purchasers shall give the Safekeeper a redelivery notice in a form agreed with the Safekeeper (the “Redelivery Notice”). The Purchasers shall be responsible and liable for any packaging, delivery, shipping and/or any applicable insurance costs associated with such redelivery. The Safekeeper shall not permit the withdrawal of the Notes from its possession except for redelivery to the Purchasers (or as otherwise directed by a Holder) pursuant to a Redelivery Notice and in accordance with the administrative procedures of the Safekeeper. Notwithstanding any other provision of this Agreement, the Safekeeper may deliver the Notes in accordance with a final, non-appealable decision of a court of competent jurisdiction; (iv) upon receipt of a written request from a Purchaser, the Safekeeper shall use reasonable efforts to allow any nominee of the Purchaser to inspect the Notes on the terms and conditions agreed with the Safekeeper and at the expense of the Purchasers; (v) the Safekeeper’s duties and responsibilities are solely those expressly set out in this Agreement and no others shall be implied. The Safekeeper shall not be obliged to perform any services or take any action not provided for in this Agreement unless specifically agreed otherwise between the Purchasers, the Safekeeper, the Trustee and the Issuer, as applicable, in writing. The Safekeeper shall act solely as safekeeper for the Holders and will not assume any obligation or responsibility towards or relationship of agency or trust for or with any third party or have any liability to any person other than the Holders; (vi) the Safekeeper shall not be liable in respect of any loss, liability, claim, expense or damage suffered or incurred by the Purchasers as a result of the performance or lack of performance of its obligations as safekeeper (including in connection with redelivery) except where such loss, liability, claim, expense or damage is suffered or incurred as a result of any willful misconduct or gross negligence of the Safekeeper; and (vii) all provisions of Article 12 hereunder applicable to the Agents shall apply to the Safekeeper and the Safekeeper shall be entitled to all of the rights, benefits and indemnities applicable to the Agents under this Agreement.

Section 12.2        Rights as a Holder of a Note. Each Person serving as an Agent hereunder or under any other Note Document shall have the same rights and powers in its capacity as a Purchaser or holder of a Note as any other Purchaser or holder of a Note and may exercise the same as though it were not an Agent and the term “Purchaser” or “Purchasers” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Person serving as an Agent hereunder in its individual capacity. Each such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Company or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Purchasers or holders of the Notes.

Section 12.3        Exculpatory Provisions.

(a)          The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Note Documents, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Note Document or otherwise exist against the Agent, and the Agent’s duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Agent:

(i)       shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii)      shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Note Documents that the Agent is required to exercise as directed in writing by the Required Holders (or such other number or percentage of the holders of the Notes as shall be expressly provided for herein or in the other Note Documents), provided that the Agent shall not in any event be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to any liability whatsoever or that is contrary to any Note Document or applicable Law;

(iii)     shall not, except as expressly set forth herein and in the other Note Documents, have any duty to disclose, nor shall the Agent be liable for the failure to disclose, any information relating to the Company or any of its Affiliates that is communicated to or obtained by the Person serving as Agent or any of its Affiliates in any capacity;

(iv)     shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence solely beyond the control of the Agent (including but not limited to any act or provision of any present or future Law or regulation or Governmental Authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility);

(v)      shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder or under any other Note Document or in the exercise of any of its rights, powers, authorities or discretions or otherwise in connection with this Agreement or any other Note Document; and

(vi)     shall be entitled to take any action or refuse to take any action that the Agent regards as necessary to comply with any applicable Law or applicable court orders, or the rules, operating procedures or market practice of any relevant stock exchange or other market or clearing system.

(b)          The Agent shall not be liable in any circumstances for any action taken or not taken by it (i) with the consent of or at the request of or at the direction of the Required Holders (or such other number or percentage of holders of the Notes as shall be necessary, or as the Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 18.1 and Section 11.2) or (ii) in the absence of its own gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and nonappealable judgment. The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until written notice describing such Default or Event of Default is given to the Agent by the Company or a Purchaser or holder of a Note.

(c)          The Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Note Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other Note Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent.

(d)          The Agent shall be entitled to deal with money paid to it by any Person for the purposes of this Agreement in the same manner as other money paid to a banker by its customers, except that it shall not be liable to account to any Person for any interest or other amounts in respect of the money.

(e)          The Agent may refuse to perform any duty or exercise any right or power unless it first receives an indemnity and/or security (including by way of prefunding) from the Purchasers or the holders of the Notes satisfactory to the Agent against any costs, expenses and liabilities that might be incurred by it in performing such duty or exercising such right or power. Notwithstanding anything to the contrary in this Agreement or in any other Note Document, the adequacy of any indemnification and/or security of the Agent shall be determined in the Agent’s own discretion or satisfaction as to any such indemnification and/or security.

(f)          Notwithstanding anything else to the contrary herein, if the Agent shall request instructions from the Required Holders (or such other number or percentage of the holders of the Notes as shall be expressly provided for herein or in the other Note Documents) with respect to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Agent in connection with this Agreement or any other Note Document, then the Agent requesting such instructions shall be entitled to refrain from such act or taking such action unless and until it shall have received instructions from the Required Holders (or such other number or percentage of the holders of the Notes as shall be expressly provided for herein or in the other Note Documents), and, in any such event, the Agent shall not incur any liability to any Person by reason of so refraining. Without limiting the generality of the foregoing, no Purchaser or holder of a Note shall have any right of action whatsoever against the Agent as a result of such action or inaction hereunder or under any other Note Document in accordance with the instructions of the Required Holders (or such other number or percentage of the holders of the Notes as shall be expressly provided for herein or in the other Note Documents). This provision is intended solely for the benefit of the Agent and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto.

Section 12.4         Reliance by the Agent. The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the issuance of a Note that by its terms must be fulfilled to the satisfaction of a Purchaser, the Agent may presume that such condition is satisfactory to such Purchaser unless the Agent shall have received written notice to the contrary from such Purchaser prior to the issuance of such Note. The Agent may consult with any legal counsel (who may be counsel for the Company), independent accountants and other professional advisers or experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants, professional advisers or experts.

Section 12.5         Delegation of Duties. The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Note Document by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article 12 shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein, as well as actions taken in its character as Agent. The Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

Section 12.6         Resignation and replacement of the Agent.

(a)          The Agent may at any time give notice of its resignation to the Purchasers, the holders of the Notes and the Company. Upon receipt of any such notice of resignation, the Required Holders shall have the right, in consultation with the Company, to appoint a successor. If no such successor shall have been so appointed by the Required Holders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation (or such earlier date as may be agreed to by the Required Holders) (the “Resignation Effective Date”), then the retiring Agent may (but shall not be obligated to), on behalf of the Purchasers or holders of the Notes, appoint a successor Agent who meets the qualifications set forth above. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)          With effect from the Resignation Effective Date (i) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Note Documents and (ii) except for any indemnity payments or other amounts then owed to the retiring Agent, all payments, communications and determinations provided to be made by, to or through such Agent shall instead be made by or to each Purchaser or holder of a Note directly, until such time, if any, as the Required Holders appoint a successor Agent as provided for above. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Agent other than any rights to indemnity payments or other amounts owed to the retiring Agent as of the Resignation Effective Date, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Note Documents (if not already discharged therefrom as provided above in this Section 12.6). The fees payable by the Company to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor. After the retiring Agent’s resignation or removal hereunder and under the other Note Documents, the provisions of this Article 12 and Article 16 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent. The provisions of this Article 12 and Article 16 shall also survive for the benefit of any Agent, its sub-agents and their respective Related Parties notwithstanding any termination of this Agreement.

(c)          Any entity into which the Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the Agent in its individual capacity shall be a party, or any entity to which substantially all of the corporate trust business of the Agent in its individual capacity may be transferred, shall be the Agent under this Agreement and the other Note Documents without further action.

(d)          The Required Holders may, by giving thirty (30) days’ notice to the Agent, replace the Agent by appointing a successor Agent. The retiring Agent is not bound to supervise or be responsible in any way for any loss incurred by any Person as a result of the misconduct or default on the part of any successor Agent. The retiring Agent shall, at the cost of the Company, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Note Documents. The appointment of the successor Agent shall take effect on the date specified in the notice from the Required Holders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Note Documents (other than its obligations under this paragraph) but shall remain entitled to any indemnity payments or other amounts then owed to the retiring Agent. Any successor Agent and each of the other Note Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Note Party.

Section 12.7         Non-Reliance on the Agent and Other Purchasers. Each Purchaser acknowledges that it has, independently and without reliance upon the Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser acknowledges that the Agent has not made any representation or warranty to it, and that no act by the Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of the Company or any Affiliate thereof, shall be deemed to constitute any representation or warranty by the Agent to any Purchaser as to any matter, including whether the Agent has disclosed material information in its possession. Each Purchaser also acknowledges that it will, independently and without reliance upon the Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Note Document or any related agreement or any document furnished hereunder or thereunder.

Section 12.8         Guaranty Matters. The Purchasers irrevocably authorize, and the holders of a Note shall be deemed to have done so upon the acquisition of a Note, the Agent, at its option and in its discretion, to release any Guarantor from its obligations under its Guaranty if such Person ceases to be a Subsidiary or becomes a Non-Recourse Subsidiary, in each case as a result of a transaction permitted under the Note Documents.

Upon any request by the Agent at any time, the Required Holders will confirm in writing the Agent’s authority to release any Guarantor from its obligations under its Guaranty pursuant to this Section 12.8. As specified in this Section 12.8, the Agent will, at the Company’s cost and expense, execute and deliver to the applicable Note Party such documents as such Note Party may reasonably request to release such Guarantor from its obligations under its Guaranty, in each case in accordance with the terms of the Note Documents and this Section 12.8.

Section 12.9         Parallel Debt.

(a)          For the purposes of this Section 12.9, “Corresponding Obligations” means each Note Party’s Obligations to Purchasers or holders of the Notes, other than the Parallel Debt.

(b)          Notwithstanding any other provision of the Note Documents, each Note Party hereby irrevocably and unconditionally undertakes to pay the Agent, as creditor in its own right, acting on its own behalf and not as representative and/or agent of the Purchasers or holders of the Notes, an amount equal to the Corresponding Obligations (such payment undertaking by each Note Party to the Agent is hereinafter referred to as the “Parallel Debt”).

(c)          The Agent shall have its own independent right to demand payment of the Parallel Debt irrespective of any discharge of any Note Party’s obligation to pay those amounts to the Purchasers or holders of the Notes resulting from failure by it to take appropriate steps, in insolvency proceedings affecting such Note Party, to preserve its entitlement to be paid those amounts.

(d)          Any amount due and payable by any Note Party to the Agent under this Section 12.9 shall be decreased to the extent that the other Purchasers or holders of the Notes have received (and are able to retain) payment in full of the corresponding amount under the other provisions of the Note Documents, and any amount due and payable by any Note Party to the other Purchasers or holders of the Notes under those provisions shall be decreased to the extent that the Agent has received (and is able to retain) payment in full of the corresponding amount under this Section 12.9.

(e)          Each of the parties to this Agreement hereby acknowledges that (i) the Parallel Debt constitutes undertakings, obligations and liabilities of each Note Party to the Agent which are transferable and separate and independent from and without prejudice to the Corresponding Obligations, (ii) the Parallel Debt represents the Agent’s own separate and independent claim to receive payment of the Parallel Debt from each Note Party, and (iii) the Liens granted under the Note Documents to the Agent to secure the Parallel Debt are granted to the Agent in its capacity as creditor of the Parallel Debt and shall not be held in trust, it being understood that the amount that may become payable by each Note Party under or pursuant to the Parallel Debt from time to time shall never exceed the aggregate amount that is payable under the relevant Corresponding Obligations from time to time.

(f)          For the purposes of this Section 12.9, the Agent acts in its own name and on behalf of itself (albeit for the benefit of the Purchasers and holders of the Notes and each subsequent purchaser of any Note by its making thereof) and not as agent or representative of any of the Purchasers or holders of the Notes and each subsequent purchaser of any Note.

(g)          To the extent that the Agent irrevocably receives any amount in payment of the Parallel Debt (the “Received Amount”), the Corresponding Obligations shall be reduced by an aggregate amount (the “Deductible Amount”) equal to the Received Amount in the manner as if the Deductible Amount were received as a payment of the Corresponding Obligations. All amounts received or recovered by the Agent from or by the enforcement of any security interest granted to secure the Parallel Debt shall be applied in accordance with this Agreement.

Without limiting or affecting the Agent’s rights against the Note Parties (whether under this Section 12.9 or under any other provision of the Note Documents), each Note Party acknowledges that (i) nothing in this Section 12.9 shall impose any obligation on the Agent to advance any sum to any Note Party or otherwise under any Note Document, except in its capacity as Purchaser or holder of a Note, and (ii) for the purpose of any vote taken under any Note Document, such Agent shall not be regarded as having any participation or commitment other than those that it has in its capacity as a Purchaser or holder of a Note.

Section 12.10      Agent’s Management Time. Any amount payable to the Agent under (a) any indemnity provisions of this Article 12 and (b) Article 16 of this Agreement shall include the cost of utilizing the Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the holders of the Notes, and is in addition to any fee paid or payable to the Agent under Article 5.

ARTICLE 13

TAX INDEMNIFICATION; FATCA

Section 13.1         Tax Indemnification.

(a)          All payments whatsoever under the Note Documents will be made by the Note Parties in Euro free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction (or any political subdivision or tax authority of or in such jurisdiction) (each, a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is compelled by Law.

(b)          If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by a Note Party under a Note Document, the Note Party will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts paid to such holder pursuant to the terms of the relevant Note Document after such deduction, withholding or payment (including any required deduction or withholding of Tax on or with respect to such Additional Amount) shall be not less than the amounts then due and payable to such holder under the terms of the relevant Note Document before the deduction or withholding of such Tax, provided that no payment of any Additional Amounts shall be required to be made for or on account of:

(i)       any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments under any Note Document or in respect thereof or the exercise of remedies in respect thereof, including such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in a trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for a Note Party, after the Purchase Date, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax; or

(ii)      any Tax that is imposed pursuant to FATCA.

(c)          If the Notes cease to be listed on an exchange designated as a “recognised stock exchange” for the purposes of section 1005 of the Income Tax Act 2007 of the United Kingdom (or any successor provision) or there is a Change in Tax Law (as defined in Section 8.3(d)) resulting in the repeal or other withdrawal of section 882 of the Income Tax Act 2007 of the United Kingdom (or any successor provision), each holder of a Note will, upon receipt of a written request from the Company, use reasonable efforts to provide or file (or in the case of procedural formalities, complete), as soon as reasonably practicable and in any event within 30 days of the receipt of such request, any form, certification, document or return (“Forms”) including, where applicable, a QPP Certificate, or procedural formalities reasonably requested by the Company that such holder is legally entitled to provide or file (or in the case of procedural formalities, complete) to the extent that such Form (or completion of procedural formalities) is necessary to eliminate or reduce any applicable withholding tax under the laws of the United Kingdom or a Treaty.

(d)          A Note Party will furnish to the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Note Party of any Tax in respect of any amounts paid under a Note Document, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or, if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

(e)          If (i) the Note Party is required by any applicable Law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Note Party would be required to pay any Additional Amount under this Article 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, or (ii) the holder determines (acting reasonably and in good faith) that it has suffered or will suffer (directly or indirectly) any loss, liability or cost for or on account of Tax in respect of a Note Document (other than in respect of any (1) Tax imposed on net income, gains or other measure of profits for Tax purposes, in each case, as a result of a connection described in Section 13.1(b)(i), (2) Tax imposed pursuant to FATCA, (3) Bank Levy, or (4) estate inheritance, gifts, sales, transfer, wealth or personal property Tax or similar Tax), then the Note Party will, in each case, promptly reimburse such holder for such payment, loss, liability or cost (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Note Party) upon demand by such holder.

(f)          If any payment is made by a Note Party to or for the account of the holder of any Note after withholding or deduction for or on account of any Taxes, and increased payments are made by the Note Party pursuant to this Article 13, then, if such holder at its sole discretion determines (acting reasonably and in good faith) that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Note Party such amount as such holder shall, in its sole discretion, determine (acting reasonably and in good faith) to be attributable to relevant Taxes or deduction or withholding. Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit, and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar Tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

(g)          Unless the context otherwise requires, all references in a Note Document to payments of principal of or interest on the Notes or any other amount payable under a Note Document will be deemed to include any Additional Amounts that are, were or would be payable in respect thereof.

(h)          The obligations of each Note Party under this Article 13 shall survive the payment or transfer of any Note and the provisions of this Article 13 shall also apply to successive transferees of the Notes.

ARTICLE 14

REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES

Section 14.1         Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) at any such beneficial owner’s option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note, promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 14.2         Transfer of Commitments and Notes.

(a)          The Commitments may not be transferred at any time prior to the earlier of the Purchase Date and the date on which all Commitments terminate pursuant to the terms of this Agreement to any Person without the prior written consent of the Company, except if an Event of Default has occurred and is continuing at the time of such transfer.

(b)          Notes may not be transferred at any time prior to the second anniversary of the Purchase Date (such date, the “Reference Transfer Date”) to any Person (other than an Eligible Assignee) without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed), except if an Event of Default has occurred and is continuing at the time of such transfer; provided that the Company shall not be deemed to have unreasonably withheld a consent with respect to any transfer of Notes if the potential transferee is a Distressed Debt Fund.

(c)          Following the Reference Transfer Date, any holder of a Note may transfer any of its Notes to any other Person without the prior consent of the Company; provided that any transfer of Notes to a Distressed Debt Fund shall not be made without the prior written consent of the Company, except if an Event of Default has occurred and is continuing at the time of such transfer.

(d)          As a condition to any transfer of any Notes, the transferee of such Notes shall pay the Agent a transfer fee of €2,000.

Section 14.3         Registration of Transfer and Exchange of Notes. Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19(a)(iii)), for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within ten (10) Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit B. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than €100,000; provided that, if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than €100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 7.1.

Section 14.4         Replacement of Notes.

(a)          Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19(a)(iii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be notice from the holder of the relevant Note of such ownership and such loss, theft, destruction or mutilation), and

(i)       in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least $10,000,000 or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(ii)      in the case of mutilation, upon surrender and cancellation thereof,

within ten (10) Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

(b)          In case the Company elects to capitalize interest pursuant to Section 1.3, upon request of the Agent or any Purchaser, within ten (10) Business Days following the date of receipt by the Company of such request, the Company shall execute and deliver to the Agent or to such requesting Purchaser (or any designee thereof), as applicable, a new Note in a principal amount that reflects such capitalized interest (such Note to be delivered in exchange for, but not in payment of, the Note then held by such requesting Purchaser).

Section 14.5         Regulation S Transfer Restrictions. The Notes have not been and are not being registered under the Securities Act or any applicable state securities Laws, and may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons unless (a) the transfer is registered pursuant to an effective registration statement under the Securities Act, or (b) the transfer qualifies for an exemption from registration afforded by the Securities Act (including an offshore transaction in accordance with Rule 903 of Regulation S) and applicable state securities Laws.

Section 14.6         Company Undertakings.

(a)          The Company undertakes that none of it, any Note Party, any of its respective affiliates (as such term is defined in Rule 501(b) of Regulation D under the Securities Act) nor any person acting on its or their behalf (other than the Purchasers, any holder of the Notes and their respective affiliates, as to which no undertaking is being made) will engage in connection with the offering of the Notes, in any “directed selling efforts” (within the meaning of Regulation S) with respect to the Notes.

(b)          None of the Company, any Note Party, any of its respective affiliates (as such term is defined in Rule 501(b) of Regulation D under the Securities Act) nor any person acting on its or their behalf (other than the Purchasers, any holder of the Notes and their respective affiliates, as to which no undertaking is being made) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy or otherwise negotiate in respect of, any security, under circumstances that would require the registration of the Notes under the Securities Act.

ARTICLE 15

PAYMENTS ON NOTES

Section 15.1         Agent to Hold Money. The Agent will hold for the benefit of the holders of a Note all money for the payment of principal, premium, interest and all other amounts becoming due hereunder or under any other Note Document, and shall promptly notify the holders of a Note of any Default by the Company in making any such payment. The Company shall no later than 10:00 a.m. (London time) on the second Business Day prior to the day on which the Agent is to receive payment procure that the bank effecting payment for it confirms to the Agent the payment instructions relating to such payment. The Agent shall not be obliged to pay the holders of a Note (or make any other payment) unless and until such time as it has confirmed receipt of cleared funds sufficient to make the relevant payment.

Section 15.2         Principal, Maturity and Interest and Payment of Notes. No later than 10:00 a.m. (London time) on the Business Day prior to a payment date, the Company shall pay or cause to be paid the principal, premium, interest and all other amounts becoming due hereunder on the dates and in the manner provided in the Notes and this Agreement, through the deposit with the Agent in immediately available funds, money in Euro sufficient to make cash payments due on such day or date, as the case may be. Principal, premium, interest and all other amounts becoming due hereunder shall be considered paid on the date due if the Agent receives such payment by such time in the manner provided in this Agreement and the Notes. The aforementioned amounts shall be payable at the office of the Agent. The Company shall promptly notify the Agent of its failure to so act.

Subject to actual receipt by the Agent of such funds as provided by this Section 15.2, and so long as any holder of a Note or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Agent will pay all sums becoming due on such Note for principal, premium, interest and all other amounts becoming due hereunder by the method and at the address specified for such purpose below the name of such holder of a Note in the Purchaser Schedule, or by such other method or at such other address as such holder of a Note shall have from time to time specified to the Agent in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Agent or the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such holder of a Note shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a holder of a Note or its nominee, such holder of a Note will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.3.

ARTICLE 16

EXPENSES, ETC.

Section 16.1         Expenses; Indemnity; Damage Waiver.

(a)          Costs and Expenses. The Company shall pay (i) all documented out-of-pocket expenses properly incurred by the Purchasers, holders of a Note, the Agent and their respective Affiliates (including the fees, charges and disbursements of counsel for the Agent and the Purchasers or holders of a Note but excluding any Taxes to which the provisions of Article 13 and Section 16.2 apply) in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Note Documents or any amendments, modifications or waivers of or consents to the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all documented out-of-pocket expenses incurred by the Agent or any Purchaser or holder of a Note (including the documented fees, charges and disbursements of any counsel for the Agent or any Purchaser or holder of a Note but excluding any Taxes to which the provisions of Article 13 and Section 16.2 apply), in connection with the enforcement or protection of its rights (a) in connection with this Agreement and the other Note Documents, or (b) in connection with Notes issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Notes.

(b)          Indemnity to the Agent. The Company shall promptly indemnify the Agent, and any co-agents, sub-agents and attorneys-in-fact appointed by the Agent pursuant to this Agreement and their respective Related Parties (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the documented fees, charges and disbursements of any counsel for any Indemnitee), together with any applicable irrecoverable VAT, incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Company) other than such Indemnitee and its Related Parties arising out of, in connection with or as a result of:

(i)       any failure by the Company to comply with its obligations under Section 16.1(a) (Costs and Expenses) above;

(ii)      the execution or delivery of this Agreement, any other Note Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby;

(iii)     acting or relying on any notice, request or instruction from the Company that it reasonably believes to be genuine, correct and appropriately authorized;

(iv)     the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Agent, and any co-agents, sub-agents and attorneys-in-fact appointed by the Agent pursuant to this Agreement by the Note Documents or by Law;

(v)      any default by the Company in the performance of any of the obligations expressed to be assumed by it in the Note Documents;

(vi)     instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement;

(vii)    acting as Agent, co-agent, sub-agent or attorney-in-fact under the Note Documents; or

(viii)   any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Company, and regardless of whether any Indemnitee is a party thereto;

provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c)          Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, the Company shall not assert, and hereby waives and acknowledges that no other Person shall have, any claim against the Purchasers, any holder of a Note, the Agent, and their respective Affiliates, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with or as a result of this Agreement, any other Note Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Note or the use of the proceeds thereof. Notwithstanding any provision of this Agreement and/or any other Note  Document to the contrary, the Agent shall not in any event be liable for any loss of profit, loss of business, loss of goodwill or loss of opportunity, whether direct or indirect. None of the Purchasers, the holders of the Notes, the Agent, and their respective Affiliates shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by each of them through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Note Documents or the transactions contemplated hereby or thereby.

(d)          Payments. All amounts due under this Section 16.1 shall be payable not later than ten (10) Business Days after demand therefor.

(e)          Withholding Tax Indemnity. To the extent required by any applicable Law, the Agent may withhold from any payment to any holder of a Note under any Note Document an amount equivalent to any applicable withholding Tax. If any relevant Governmental Authority asserts a claim that the Agent did not properly withhold Tax from amounts paid to or for the account of any holder of a Note for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed or because such holder of a Note failed to notify the Agent of a change in circumstance that rendered the exemption from, or reduction of, withholding Tax ineffective), or if the Agent reasonably determines that a payment was made to a holder of a Note pursuant to this Agreement without deduction of applicable withholding Tax from such payment, such holder of a Note shall, within 10 days after written demand therefor, indemnify and hold harmless the Agent (to the extent that the Agent has not already been reimbursed by the Company and without limiting or expanding the obligation of the Company to do so) for all amounts paid, directly or indirectly, by the Agent as Taxes or otherwise, together with all expenses incurred, including legal expenses and any other out-of-pocket expenses, whether or not such Tax was correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any holder of a Note by the Agent shall be conclusive absent manifest error. Each holder of Notes hereby authorizes the Agent to set off and apply any and all amounts at any time owing to holder of a Note under this Agreement or any other Note Document against any amount due the Agent under this Section 16.1(e).

(f)          Survival. The agreements in this Section 16.1 shall survive the resignation or removal of the Agent, the replacement of any Purchaser or holder of a Note and the repayment, satisfaction or discharge of all the other Obligations and any termination of this Agreement.

Section 16.2        Certain Taxes.

(a)          The Company agrees to pay all stamp duty, stamp duty reserve, registration and other similar Taxes and duties payable in respect of a Note Document, including, without limitation, the issuance of the Notes, execution, registration, delivery or in respect of enforcement of a Note Document, and will indemnify and hold harmless each holder of a Note and the Agent (as the case may be) against any cost, loss or liability resulting from non-payment or delay in payment of any such stamp duty, stamp duty reserve, registration and other similar Taxes and duties hereunder, except for any such stamp duty, stamp duty reserve, registration and other similar Taxes and duties payable (i) in connection with any transfer, assignment or novation of the Notes or entering into any Note Document pursuant to which a Purchaser or other holder of a Note transfers, assigns, substitutes, novates, alienates or otherwise disposes of any of its rights or obligations under a Note Document after the Purchase Date for the Note, and (ii) as a result of registration or other action where such registration or action is not necessary to enforce, perfect or protect the rights of such holder under any Note Document.

(b)          (i) All amounts expressed to be payable under a Note Document by a Note Party to a holder or the Agent (as the case may be) that (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT that is chargeable on that supply and, accordingly, subject to paragraph (ii) below, if VAT is or becomes chargeable on any supply made by any holder or the Agent (as the case may be) to a Note Party under a Note Document and such holder or the Agent (as the case may be) is required to account to the relevant tax authority for the VAT, the Company or the relevant Note Party must pay to such holder or the Agent (as the case may be) (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such holder or the Agent (as the case may be) must promptly provide an appropriate VAT invoice to that payor).

(ii)          If VAT is or becomes chargeable on any supply made by any holder or the Agent (as the case may be) (the “Supplier”) to any other holder or the Agent (as the case may be) (the “Recipient”) under a Note Document, and any party to this Agreement other than the Recipient (the “Relevant Party”) is required by the terms of the Note Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(1)       (where the Supplier is the Person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an Additional Amount equal to the amount of the VAT. The Recipient must (where this paragraph applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority that the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(2)       (where the Recipient is the Person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(iii)     Where a Note Document requires any party to this Agreement to reimburse or indemnify a holder or the Agent (as the case may be) for any cost or expense, that party shall reimburse or indemnify (as the case may be) such holder or the Agent (as the case may be)  for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such holder or the Agent (as the case may be) reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(iv)     Any reference in this Section 16.2(b) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994 of the United Kingdom or any equivalent Person in any other jurisdiction).

(v)      In relation to any supply made by a holder or the Agent (as the case may be) to any party to this Agreement under a Note Document, if reasonably requested by such holder or the Agent (as the case may be), that party must promptly provide such holder or the Agent (as the case may be) with details of that party’s VAT registration and such other information as is reasonably requested in connection with such holder’s or the Agent’s (as the case may be) VAT reporting requirements in relation to such supply.

Section 16.3        Survival.  The obligations of the Company under this Article 16 will survive the resignation or removal of the Agent, the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, any Guaranty or the Notes, and the termination of this Agreement.

ARTICLE 17

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT

All representations and warranties made hereunder and in any other Note Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Agent and each Purchaser or holder of a Note, regardless of any investigation made by the Agent or any Purchaser or holders of a Note or on their behalf and notwithstanding that the Agent or any Purchaser or holder of a Note may have had notice or knowledge of any Default at the time of purchase of any Note, and shall continue in full force and effect as long as any Note or any other Obligation hereunder shall remain unpaid or unsatisfied. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement, the Notes and any Guaranties embody the entire agreement and understanding between each Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

ARTICLE 18

AMENDMENT AND WAIVER.

Section 18.1        Requirements.  This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), only with the written consent of the Company and the Required Holders, except that:

(a)          no amendment or waiver of any of Articles 1, 2, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing; and

(b)          no amendment or waiver may, without the written consent of each Purchaser and the holder of each Note at the time outstanding, (i) subject to Article 11 relating to acceleration or rescission, change the amount or time of any prepayment or payment of, principal of, or reduce the rate or change the time of payment or method of computation of interest or  premium on the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any amendment or waiver or the principal amount of the Notes that the Purchasers are to subscribe pursuant to Article 2 upon the satisfaction of the conditions listed in Article 4, or (iii) amend any of Article 8 (provided that the Required Holders have waived the obligation of the Company to make a Change of Control Offer), Section 11.1(a), Section 11.1(b), Section 11.2, Article 13, Article 17, Article 18, Article 20 or Section 22.12; and

(c)          no amendment or waiver that relates to the rights or obligations of the Agent may be effected without the consent of the Agent.

Section 18.2         Amendments by the Company and the Agent.

(a)          Notwithstanding the provisions of Section 18.1, the Company and the Agent may amend or supplement this Agreement or the Notes without notice to or consent of any holder of Notes or Purchaser:

(i)       to cure any ambiguity, or to cure, correct or supplement any defect; and

(ii)      to add Guarantees with respect to the Notes.

(b)          After an amendment under this Section 18.2 becomes effective, the Company shall mail to holders of the Notes a notice briefly describing such amendment. The failure to give such notice to all holders of the Notes, or any defect therein, shall not impair or affect the validity of an amendment under this Section 18.2.

Section 18.3         Binding Effect, Etc. Any amendment or waiver consented to as provided in this Article 18 applies equally to all Purchasers and holders of the Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.

Section 18.4         Notes Held by Company, Etc. Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes or any other Note Document, or have directed the taking of any action provided herein or in the Notes or in any other Note Document to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

ARTICLE 19

NOTICES; ENGLISH LANGUAGE

(a)          Except to the extent otherwise provided in Section 9.3, all notices and communications provided for hereunder shall be in writing and sent (x) by telecopy if the sender on the same day sends a confirming copy of such notice by an internationally recognized commercial delivery service (charges prepaid) or (y) by an internationally recognized commercial delivery service (charges prepaid). Any such notice must be sent:

(i)       if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in the Purchaser Schedule, or at such other address as such Purchaser or nominee shall have specified to the Company in writing;

(ii)      if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing; or

(iii)     if to the Company, to the Company at its address set forth on Schedule 19, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Article 19 will be deemed given only when actually received.

(b)          Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English or accompanied by an English translation thereof.

(c)          This Agreement and the Notes have been prepared and signed in English, and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by applicable Law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings that may be brought in any other jurisdiction in respect hereof or thereof.

ARTICLE 20

CONFIDENTIAL INFORMATION

The Agent, the Purchasers and the holders of the Notes agree to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners); (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process; (d) to any other party hereto; (e) in connection with the exercise of any remedies hereunder or under any other Note Document or any action or proceeding relating to this Agreement or any other Note Document or the enforcement of rights hereunder or thereunder; (f) subject to an agreement containing provisions substantially the same as those of this Article 20, to (i) any assignee of, or any prospective assignee of, any of its rights and obligations under this Agreement or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to the Company and its obligations, this Agreement or payments hereunder, (g) on a confidential basis to any rating agency in connection with rating the Company or its Subsidiaries; (h) with the consent of the Company; or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Article 20 or (y) becomes available to the Agent, any Purchaser, or any holder of a Note or any of their respective Affiliates on a non-confidential basis from a source other than the Company.

For purposes of this Article 20, “Information” means all information received from the Company or any Subsidiary relating to the Company or any Subsidiary or any of their respective businesses, other than any such information that is available to the Agent, any Purchaser or any holder of a Note on a nonconfidential basis prior to disclosure by the Company or any Subsidiary, provided that, in the case of information received from the Company or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Article 20 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Agent, the Purchasers, and the holders of the Notes acknowledges that (a) the Information may include material non-public information concerning the Company or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

ARTICLE 21

SUBSTITUTION OF PURCHASER

Each Purchaser shall have the right to substitute any one of its Affiliates or another Purchaser or any one of such other Purchaser’s Affiliates (a “Substitute Purchaser”) as the purchaser of the Notes that it has agreed to subscribe hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Substitute Purchaser, shall contain such Substitute Purchaser’s agreement to be bound by this Agreement and shall contain a confirmation by such Substitute Purchaser of the accuracy with respect to it of the representations set forth in Article 7. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Article 21) shall be deemed to refer to such Substitute Purchaser in lieu of such original Purchaser. In the event that such Substitute Purchaser is so substituted as a Purchaser hereunder and such Substitute Purchaser thereafter transfers to such original Purchaser all of the Notes then held by such Substitute Purchaser, upon receipt by the Company of notice of such transfer, any reference to such Substitute Purchaser as a “Purchaser” in this Agreement (other than in this Article 21) shall no longer be deemed to refer to such Substitute Purchaser but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

ARTICLE 22

MISCELLANEOUS

Section 22.1         Successors and Assigns

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of a Note) whether so expressed or not, except that (i) the Company may not assign or otherwise transfer any of its rights or obligations hereunder or under the Notes without the prior written consent of each holder, and (ii) the Purchasers and subsequent holders of the Notes may only assign or otherwise transfer any of their rights or obligations hereunder or under the Notes in accordance with Section 14.2, and any purported assignment or transfer in violation of the foregoing shall be null and void. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

Section 22.2         No Waiver; Cumulative Remedies; Enforcement

(a)          No failure by any Purchaser or holder of a Note or the Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Note Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Note Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

(b)          Notwithstanding anything to the contrary contained herein or in any other Note Document, the authority to enforce rights and remedies hereunder and under the other Note Documents against the Note Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Agent in accordance with Section 11.2 for the benefit of all the Purchasers or holders of Notes; provided, however, that the foregoing shall not prohibit (i) the Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Note Documents, or (ii) any Purchaser or holder of a Note from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Note Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Note Documents, then (A) the Required Holders shall have the rights otherwise ascribed to the Agent pursuant to Section 11.2 and (B) in addition to the matters set forth in clauses (i) and (ii) of the preceding proviso, and any Purchaser or holder of a Note may, with the consent of the Required Holders, enforce any rights and remedies available to it and as authorized by the Required Holders.

Section 22.3         Accounting Terms

All accounting terms used herein that are not expressly defined in this Agreement have the meanings respectively given to them in accordance with IFRS. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with IFRS, and (ii) all financial statements shall be prepared in accordance with IFRS.

Section 22.4         Severability. If any provision of this Agreement or the other Note Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Note Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.5         Construction, Etc.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Defined terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or other modifications set forth herein) and, for purposes of the Notes, shall also include any such notes issued in substitution therefor pursuant to Article 14, (b) subject to Section 22.1, any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (e) any reference to any Law or regulation herein shall, unless otherwise specified, refer to such Law or regulation as amended, modified or supplemented from time to time.

In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including,” the words “to” and “until” each mean “to but excluding,” the word “through” means “to and including” and the word “within” means “from but excluding and to but including.” Section headings herein and in the other Note Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Note Document

Section 22.6         Rounding. Unless otherwise specified, any financial ratios required to be maintained by the Company pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 22.7         Times of day. Unless otherwise specified, all references herein to times of day shall be references to Greenwich Mean Time or British Summer Time, as applicable.

Section 22.8         Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Note Documents and any separate letter agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 4, this Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of an original executed counterpart thereof.

Section 22.9         Governing Law; Jurisdiction; Etc.

(a)          GOVERNING LAW. THIS AGREEMENT AND THE NOTES AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

(b)          SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY OTHER PARTY OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY NOTE OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER NOTE DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY AGENT OR ANY PURCHASER OR HOLDER OF A NOTE MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER NOTE DOCUMENT AGAINST THE COMPANY OR ANY NOTE PARTY OR ANY OF THEIR RESPECTIVE PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)          WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER NOTE DOCUMENT IN ANY COURT REFERRED TO IN CLAUSE (b) OF THIS SECTION 22.9. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)          SERVICE OF PROCESS. The Company and each other Note Party hereby irrevocably designates, appoints and empowers C T Corporation, with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, United States of America, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal processes, summons, complaints, notices and documents that may be served in any action or proceeding arising out of or relating to this Agreement. Such service may be made by mailing or delivering a copy of such process to the applicable Note Party in care of the Process Agent at the Process Agent’s address. If for any reason the Process Agent shall cease to act as such for the Company, the Company hereby agrees to designate a new designee, appointee and agent in New York City, State of New York, United States, on the same terms and for the purposes of this Section 22.9 reasonably satisfactory to the Required Holders. Notwithstanding the designation, appointment and empowerment of the Process Agent as herein set forth, each of the Company and each other Note Party irrevocably consents to service of process in the manner provided for notices in Article 19. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

Section 22.10       Waiver of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER NOTE DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER NOTE DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 22.10.

Section 22.11       Special Provisions Regarding Enforcement Under the Laws of Spain

(a)          Agent Accounting. For the purposes of Article 572 of the Spanish Law of Civil Procedure (Ley de Enjuiciamiento Civil), the Agent, in its capacity as such (and on behalf of each Purchaser or holder of a Note), shall open and maintain in its book a special credit account for each Purchaser or holder of a Note. In each of such accounts the Agent shall debit the amounts owed by a Note Party to a Purchaser or holder of a Note, including the interest, fees, expenses, default interest, additional costs and any other amounts that are payable by a Note Party pursuant to a Note Document. Likewise, all amounts received by the Agent from a Note Party pursuant to a Note Document shall be credited in that account, so that the sum of the balance of the credit account represents the amount owed by a Note Party to a Purchaser or holder of a Note at any time.

(b)          Individual Account of Each Purchaser or holder of a Note. In addition to the special unified account referred to in Section 22.11(a) above, each Purchaser or holder of a Note shall open and maintain in its books a special credit account from which the interest, fees, expenses, default interest, additional costs and any other amounts that a Note Party owes to such Purchaser or holder of a Note hereunder shall be debited and in which all amounts received by the Purchaser or holder of a Note from any Note Party under the relevant Note Document shall be credited.

(c)          Determination of Balance Due Upon Enforcement Before Spanish Courts.

(i)       In the event of enforcement of a Note Document before the Spanish courts, the Agent (on behalf of the Purchasers) shall settle the credit accounts referred to above in this Section 22.11. It is expressly agreed for purposes of enforceability via judicial or out-of-court methods pursuant to Spanish Law that the balance due from the accounts referred to in this Section 22.11 resulting from the certificate issued for such purpose by the Agent shall be deemed a liquid, due and payable amount enforceable against a Note Party, provided that it is evidenced in a notarial document that the settlement was made in the form agreed to by the parties in the enforceable instrument documenting this Agreement (título ejecutivo) and that the balance due matches with the balance that appears in the corresponding open account of the Purchaser or holder of a Note in connection with the relevant Note Document.

(ii)      The Agent shall previously notify the relevant Note Party of the amount due as a result of the settlement.

(d)          Enforcement Before the Spanish Courts.

(i)       In the event that a Purchaser or holder of a Note decides, for the purposes of the enforcement of a Note Document (that has been raised to the status of public document in Spain) before the Spanish courts, to commence the ordinary enforcement proceeding set forth in Articles 517 et seq., of the Spanish Law of Civil Procedure, the parties expressly agree for purposes of Article 571 et seq., of such Spanish Law of Civil Procedure that the settlement to determine the summarily enforceable debt be made by the Agent (on behalf of the corresponding Purchaser or holder of a Note). Therefore, the following will be sufficient for the commencement of the summary proceedings: (a) the notarial deed (escritura de elevación a público) evidencing this Agreement (or the relevant Note Document that has been raised to the status of public document in Spain); (b) a certificate, issued by the Agent, of the debt for which the Note Party is liable, as well as the extract of the debit and credit entries and the entries corresponding to the application of interest that determines the actual balance for which enforcement is requested and the document providing evidence (documento fehaciente) that the settlement of the debt has been carried out in the form agreed to in this Agreement; and (c) a notarial document providing evidence of the prior notice to the Note Party of the amount due as a result of the settlement.

(ii)      The Note Party shall bear all Taxes, expenses and duties accruing or that are incurred by reason of the notarial instruments referred to in the previous paragraph.

Section 22.12       Judgment Currency

(a)          Obligation to Pay in Euro. The Note Parties’ obligations under this Agreement or any of the other Note Documents to make payment in Euro (the “Obligation Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt of the full amount of the Obligation Currency expressed to be payable under this Agreement or the other Note Documents. If, for the purpose of obtaining or enforcing judgment against any Note Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made at the rate of exchange at which the Agent could purchase Euro with such Judgment Currency in accordance with normal banking procedures in London, United Kingdom, with respect to Euro as of the day (or, if such day is not a Business Day, on the next succeeding Business Day) on which the judgment is given (such Business Day, the “Judgment Currency Conversion Date”).

(b)          Additional Amounts. If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due from a Note Party, such Note Party covenants, to the extent permitted by applicable Law, to pay, or cause to be paid, such Additional Amounts, if any (but, in any event, not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the applicable rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency that could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award against it at the rate of exchange prevailing on the Judgment Currency Conversion Date. If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due that results in the Company paying an amount in excess of that necessary to discharge or satisfy any judgment against it, the Purchaser or holder of a Note receiving such excess shall transfer or cause to be transferred to the Company the amount of such excess (net of any Taxes and reasonable and customary costs incurred in connection therewith).

(c)          Determination of Amount. For purposes of determining the applicable currency equivalent or other rate of exchange under this Section 22.12, such amount shall include any premium and costs payable in connection with the purchase of the Obligation Currency.

Section 22.13       No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Note Document), each Note Party acknowledges and agrees, and acknowledges its Affiliates’ understanding, that (i)(a) the arranging and other services regarding this Agreement provided by the Agent and the Purchasers or holders of the Notes are arm’s-length commercial transactions between the Note Parties and their respective Affiliates, on the one hand, and the Agent and the Purchasers or holders of a Note, on the other hand, (b) each Note Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate and (c) each Note Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Note Documents; (ii)(a) the Agent and the Purchasers or holders of the Notes each is and has been acting solely as a principal and, except as expressly agreed in writing by the Note Parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for the Note Parties or any of their respective Affiliates or any other Person and (b) neither any Agent, any Purchaser nor any holder of a Note has any obligation to the Note Parties or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Note Documents; and (iii) the Agent, the Purchasers or holders of a Note and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Note Parties and their respective Affiliates, and neither any Agent, any Purchaser nor any holder of a Note has any obligation to disclose any of such interests to the Note Parties or any of their respective Affiliates. To the fullest extent permitted by Law, each Note Party hereby waives and releases any claims that it may have against the Agent, the Purchasers or holders of a Note with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 22.14       Electronic Execution of Assignments and Certain Other Documents. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act or any other similar state laws based on the Uniform Electronic Transactions Act; provided that, notwithstanding anything contained herein to the contrary, the Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Agent pursuant to procedures approved by it.

Section 22.15       U.S. Patriot Act.  Each Purchaser or holder of a Note that is subject to the U.S. Patriot Act (in the case of each Agent, for itself and not on behalf of any Purchaser or holder of a Note) hereby notifies the Company that pursuant to the requirements of the U.S. Patriot Act, it is required to obtain, verify and record information that identifies each Note Party, which information includes the name and address of each Note Party and other information that will allow such Purchaser or holder of a Note or such Agent, as applicable, to identify each Note Party in accordance with the U.S. Patriot Act. The Company shall, promptly following a request by any Agent or any Purchaser or holder of a Note, provide all documentation and other information that such Agent or such Purchaser or holder of a Note requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act.

Section 22.16       FSS Trustee Corporation. FSS Trustee Corporation (ABN 11 118 202 672) (“FSS”) is a party to this Agreement solely in its capacity as trustee of the First State Superannuation Scheme (“Scheme”).  The liability of FSS under or in connection with this Agreement or any other Note Document is limited to the extent to which FSS is actually indemnified out of the assets of the Scheme for that liability. This limitation does not apply to the extent that FSS’s right of indemnity against the assets of the Scheme is reduced because of FSS’s fraud, willful default or negligence. Only the custodian of the Scheme’s assets, State Street Australia Limited (or any replacement custodian confirmed in writing by State Street Australia Limited) (“SSAL”), may give payment instructions (including notice of any change to bank account details) to the Agent or any other party in relation to amounts owing to FSS. The consent of SSAL is also required for any assignment or transfer by FSS of any of its rights or obligations under the Note Documents.

Section 22.17       Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Note Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Note Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)          the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)          the effects of any Bail-in Action on any such liability, including, if applicable:

(i)       a reduction in full or in part or cancellation of any such liability;

(ii)      a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Note Document; or

(iii)     the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

ARTICLE 23

GUARANTY

Section 23.1         Guaranty. Each Guarantor hereby, jointly and severally, absolutely and unconditionally guarantees, as a guaranty of payment and not merely as a guaranty of collection, prompt payment when due, whether at Stated Maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all of the Obligations, whether for principal, interest, premiums, fees, indemnities, damages, costs, expenses or otherwise, of the Company to the Purchasers, and whether arising hereunder or under any other Note Document (including all renewals, extensions, amendments, refinancings and other modifications thereof and all costs, attorneys’ fees and expenses incurred by the Purchasers in connection with the collection or enforcement thereof). The Agent’s books and records showing the amount of the Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon each Guarantor, and prima facie evidence for the purpose of establishing the amount of the Obligations. This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Obligations or any instrument or agreement evidencing any Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Obligations that might otherwise constitute a defense to the obligations of any Guarantor under this Guaranty, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing.

Section 23.2         Rights of Holders of the Notes. Each Guarantor consents and agrees that the Purchasers may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Guaranty or any Obligations; (c) apply such security and direct the order or manner of sale thereof as the Agent and the holders of the Notes in their sole discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors of any of the Obligations. Without limiting the generality of the foregoing, each Guarantor consents to the taking of, or failure to take, any action that might in any manner or to any extent vary the risks of such Guarantor under this Guaranty or that, but for this provision, might operate as a discharge of such Guarantor.

Section 23.3         Certain Waivers. Each Guarantor waives (a) any defense arising by reason of any disability or other defense of the Company or any other guarantor, or the cessation from any cause whatsoever (including any act or omission of any Purchaser or holder of a Note) of the liability of the Company or any other Note Party; (b) any defense based on any claim that such Guarantor’s obligations exceed or are more burdensome than those of the Company or any other Note Party; (c) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder; (d) any right to proceed against the Company or any other Note Party, proceed against or exhaust any security for the Obligations, or pursue any other remedy in the power of any Purchaser or holder of a Note whatsoever; (e) any benefit of and any right to participate in any security now or hereafter held by any Purchaser or holder of a Note; and (f) to the fullest extent permitted by Law, any and all other defenses or benefits that may be derived from or afforded by applicable Law limiting the liability of or exonerating guarantors or sureties. Each Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of non-payment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Obligations, and all notices of acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Obligations.

Section 23.4         Obligations Independent. The obligations of each Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Obligations and the obligations of any other guarantor, and a separate action may be brought against such Guarantor to enforce this Guaranty whether or not the Company, any other Note Party or any other Person or entity is joined as a party.

Section 23.5         Subrogation. Each Guarantor shall not exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until all of the Obligations and any amounts payable under this Guaranty have been indefeasibly paid and performed in full and the Commitments and the Facilities are terminated. If any amounts are paid to a Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Purchasers and shall forthwith be paid to the Purchasers to reduce the amount of the Obligations, whether matured or unmatured.

Section 23.6         Termination; Reinstatement; Release.

(a)          This Guaranty is a continuing and irrevocable guaranty of all Obligations now or hereafter existing and, except as set forth in this Section 23.6, shall remain in full force and effect until all Obligations and any other amounts payable under this Guaranty are indefeasibly paid in full in cash and the Commitments and the Facility with respect to the Obligations are terminated.

(b)          Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of the Company or any other Note Party is made, or any of the Purchasers exercises its right of setoff, in respect of the Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by any of the Purchasers in their discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Purchasers are in possession of or have released this Guaranty and regardless of any prior revocation, rescission, termination or reduction. The obligations of each Guarantor under this paragraph shall survive termination of this Guaranty.

(c)          Notwithstanding anything to the contrary herein, a Note Guarantee of a Guarantor will be automatically and unconditionally released (and thereupon will terminate and be discharged and be of no further force and effect) in each of the following circumstances described below:

(i)       if (x) a Release Event has occurred with respect to such Guarantor, and (y) other than with respect to a Release Event of the type specified to in clause (b) of the definition thereof, no Event of Default (as defined below) has occurred and is continuing.

(ii)      upon the occurrence of a Rating Release Event; provided that in the event that the Company ceases to have Investment Grade Debt Ratings by at least two Rating Agencies (the date on which such event occurs, the “Guarantor Reinstatement Date”), each released Guarantor shall, to the extent that at the Guarantor Reinstatement Date it continues to be a Wholly-Owned Subsidiary, provide a Guarantee in respect of the Notes, execute a Guarantor Accession Agreement and deliver an opinion of counsel satisfactory to the Agent within 10 Business Days of the Guarantor Reinstatement Date;

(iii)     upon the sale, conveyance, transfer, lease or other disposition (including through merger, consolidation, amalgamation or other combination) of all or substantially all of the Capital Stock, or the assets, of such Guarantor (or a Holding Company thereof), if such transaction is permitted under this Agreement;

(iv)     upon payment in full of the aggregate principal amount of all Notes then outstanding, accrued and unpaid interest, Additional Amounts (if any) and all other financial obligations under this Agreement  and the Notes then due and owing;

(v)      upon a liquidation or dissolution of such Guarantor that is permitted under this Agreement; or

(vi)         otherwise upon the prior consent of the Required Holders.

(d)          Upon any occurrence giving rise to a release of a Note Guarantee as specified above, the Agent upon receipt of an Officer’s Certificate and an opinion of counsel (stating that all conditions precedent to such release under the Agreement have been complied with) will execute any documents reasonably requested by the Company in order to evidence such release, discharge and termination in respect of such Note Guarantee. None of the Company, the Agent or any Guarantor will be required to make a notation on the Notes to reflect any Note Guarantee or any release, termination or discharge of a Note Guarantee. The Company will be required to notify the holders of the Notes of the occurrence of the release of any Guarantor’s Note Guarantee pursuant to Article 19.

Section 23.7         Subordination. Each Guarantor hereby subordinates the payment of all obligations and indebtedness of the Company or any other Note Party owing to such Guarantor, whether now existing or hereafter arising, including any obligation of the Company or any other Note Party to such Guarantor as subrogee of the Purchasers or resulting from such Guarantor’s performance under this Guaranty, to the indefeasible payment in full in cash of all Obligations. If the Purchasers so request, any such obligation or indebtedness of the Company or any other Note Party to such Guarantor shall be enforced and performance received by such Guarantor as trustee for the Purchasers and the proceeds thereof shall be paid over to the Purchasers on account of the Obligations, but without reducing or affecting in any manner the liability of such Guarantor under this Guaranty.

Section 23.8         Stay of Acceleration. If acceleration of the time for payment of any of the Obligations is stayed, in connection with any case commenced by or against the Company or any other Note Party under any Debtor Relief Laws, or otherwise, all such amounts shall nonetheless be payable by the Guarantors immediately upon demand by the Purchasers.

Section 23.9         Condition of Company. Each Guarantor acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from the Company, the other Note Parties and any other guarantor such information concerning the financial condition, business and operations of the Company, the other Note Parties and any such other guarantor as such Guarantor requires, and that none of the Purchasers has any duty, and such Guarantor is not relying on the Purchasers at any time, to disclose to such Guarantor any information relating to the business, operations or financial condition of the Company, the other Note Parties or any other guarantor (such Guarantor waiving any duty on the part of the Purchasers to disclose such information and any defense relating to the failure to provide the same).

Section 23.10       Keepwell. Each Note Party that is a Qualified ECP Guarantor at the time the Guaranty or the grant of the security interest under the Note Documents, in each case, by any Specified Note Party, becomes effective with respect to any Swap Contract, hereby jointly and severally, absolutely, unconditionally and irrevocably undertakes to provide such funds or other support to each Specified Note Party with respect to such Swap Contract as may be needed by such Specified Note Party from time to time to honor all of its obligations under this Guaranty and the other Note Documents in respect of such Swap Contract (but, in each case, only up to the maximum amount of such liability that can be hereby incurred without rendering such Qualified ECP Guarantor’s obligations and undertakings under this Article 23 voidable under applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations and undertakings of each Qualified ECP Guarantor under this Section 23.10 shall remain in full force and effect until the Obligations have been indefeasibly paid and performed in full. Each Qualified ECP Guarantor intends this Section 23.10 to constitute, and this Section 23.10 shall be deemed to constitute, a guarantee of the obligations of, and a “keepwell, support or other agreement” for the benefit of, each Specified Note Party for all purposes of the Commodity Exchange Act.

Section 23.11       Mexican Guarantors. Each Mexican Guarantor incorporated under the Laws of Mexico hereby unconditionally and irrevocably waives any right to which it may be entitled (including the rights to excusión, orden, división and subrogación), to the extent applicable, under Articles 2813, 2814, 2815, 2816, 2817, 2818, 2819, 2820, 2821, 2822, 2823, 2824, 2826, 2827, 2828, 2830, 2835, 2836, 2837, 2838, 2839, 2840, 2842, 2844, 2846, 2847, 2848 and 2849 of the Federal Civil Code (Código Civil Federal) and the corresponding provisions of the Civil Codes of the States of Mexico and the Federal District of Mexico (or any successor provisions).

Section 23.12       Spanish Guarantee Limitations.  The Guarantees and indemnities of each Spanish Guarantor under the Note Documents shall:

(a)          not extend to any obligation incurred by any Note Party as a result of such Note Party borrowing (or guaranteeing the borrowing of) funds (but only in respect of those funds) under the Note Documents for the purpose of:

(i)       acquiring quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of a company within its Relevant Group; or

(ii)      refinancing a previous debt for the acquisition of quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of a company within its Relevant Group; and

(b)          not be deemed undertaken or incurred by a Spanish Guarantor to the extent that the same would constitute unlawful financial assistance under Section 2 of Chapter VI of Title IV of the Spanish Companies Law, and, in that case, all provisions of this Agreement shall be construed accordingly in the sense that, in no case, can any Guarantee or security given by a Spanish Guarantor secure repayment of the abovementioned funds, provided that any Guarantee or security given by a Spanish Guarantor shall benefit such Spanish Guarantor, any of the companies within its Relevant Group or its Relevant Group as a whole.

For the purposes of this Section 23.12, a reference to the “Relevant Group” of a Spanish Guarantor shall mean such Spanish Guarantor and any other companies constituting a group as such term is defined under Article 42 of the Spanish Commercial Code (Código de Comercio).

The limitations set forth in this Section 23.12 shall apply mutatis mutandis to any guarantee, indemnity, any similar obligation resulting in a payment obligation and payment including setoff pursuant to the Note Documents and made by any Spanish Guarantor.

*    *    *    *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement among you, the Company, the Guarantors and the Agent.

EXECUTED by ATLANTICA YIELD PLC by:

CEO

Name: Santiago Seage

CFO

Name: Francisco Martinez Davis

[2019 Note Issuance Facility Agreement]

EXECUTED by ABY CONCESSIONS INFRASTRUCTURES S.L.U. by:

Representative

Name: David Esteban Guitard

[2019 Note Issuance Facility Agreement]

EXECUTED by ABY CONCESSIONS PERU S.A. by:

Representative

Name: Antonio Merino Ciudad

Representative

Name: María de Gracia Candau Sánchez de Ibargüen

[2019 Note Issuance Facility Agreement]

EXECUTED by ASHUSA INC. by:

Director

Name: Emiliano García Sanz

Director

Name: Francisco Martinez Davis

[2019 Note Issuance Facility Agreement]

EXECUTED by ATLANTICA YIELD SOUTH AFRICA LIMITED by:

Director

Name: David Esteban Guitard

Director

Name: Carlos Colón Lasso de la Vega

[2019 Note Issuance Facility Agreement]

EXECUTED by ASUSHI INC. by:

Director

Name: Emiliano García Sanz

Director

Name: Francisco Martinez Davis

[2019 Note Issuance Facility Agreement]

EXECUTED by ACT HOLDING, S.A. DE C.V. by:

Representative

Name: Javier Muro Gagliardi

Representative

Name: José Jaime Dávila Uribe

[2019 Note Issuance Facility Agreement]

EXECUTED for
FSS TRUSTEE CORPORATION in its capacity as trustee of the First State Superannuation Scheme by its investment manager and attorney, Westbourne Credit Management Limited (ACN 131 843 144):

By:
Director

Name:

By:
Director/Secretary

Name:

[2019 Note Issuance Facility Agreement]

EXECUTED by WESTBOURNE INFRASTRUCTURE DEBT OPPORTUNITIES FUND II, L.P. acting through its General Partner, Rimor Fund II GP Limited by:

Director	Director

Name:	Name:

[2019 Note Issuance Facility Agreement]

EXECUTED by WESTBOURNE INFRASTRUCTURE DEBT 4 LP acting through its General Partner, Westbourne Infrastructure Debt GP Limited by:

Director	Director

Name:	Name:

[2019 Note Issuance Facility Agreement]

EXECUTED by WESTBOURNE INFRASTRUCTURE DEBT 5 LP acting through its General Partner, Westbourne Infrastructure Debt GP Limited by:

Director	Director

Name:	Name:

[2019 Note Issuance Facility Agreement]

EXECUTED by WESTBOURNE INFRASTRUCTURE DEBT 6 LP acting through its General Partner, Westbourne Infrastructure Debt GP 2 Limited by:

Director	Director

Name:	Name:

[2019 Note Issuance Facility Agreement]

EXECUTED by LUCID AGENCY SERVICES LIMITED by:

Director

Name: Emma Hamley

[2019 Note Issuance Facility Agreement]

EXHIBIT A

Defined Terms

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“AAGES” means Abengoa-Algonquin Global Energy Solutions, the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets.

“AAGES ROFO Agreement” means the agreement entered into between the Company and AAGES on March 5, 2018, that provides the Company a right of first offer to purchase any of the AAGES ROFO Assets.

“AAGES ROFO Assets” means with respect to any of AAGES’ contracted assets or proposed contracted assets that the Company expect to evaluate for future acquisition, with certain exceptions, for which AAGES has provided the Company with a right of first offer to purchase if offered for sale by AAGES.

“Abengoa” refers to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires.

“Abengoa ROFO Agreement” means the agreement entered into between the Company and Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides the company with a right of first offer to purchase any of the present or future contracted assets in renewable energy, efficient natural gas, electric transmission and water of Abengoa that are in operation, and any other renewable energy, efficient natural gas, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that is located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide the Company with a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them.

“Additional Amount” has the meaning assigned to that term in Section 13.1(b).

“Additional Payment” has the meaning assigned to that term in Section 8.3(d).

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “Control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Agent” means Lucid Agency Services Limited, a company incorporated under the laws of England and Wales and with registration number 10987833 in its capacity as agent for the Purchasers and holders of the Notes under any of the Note Documents, or any successor or permitted assignee thereof in the capacity of agent for the Purchasers and holders of the Notes.

“Agent Fee Letter” means the letter agreement, dated the date hereof, among the Company and the Agent.

“Agent’s Office” means the Agent’s office address and, as appropriate, account as set forth in Schedule 19 or such other address or account as the Agent may from time to time notify the Company and the holders of a Note.

“Agreement” means this Note Issuance Facility Agreement, including all Schedules attached to this Agreement.

“Algonquin” or “Parent” means, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp., or any successor of any of the foregoing.

“Algonquin ROFO Agreement” means the agreement entered into between the Company and Algonquin on March 5, 2018, pursuant to which Algonquin granted the Company a right of first offer to purchase any of the assets offered for sale located outside of the United States or Canada.

“Applicable Accounting Principles” means, (a) with respect to the Company or any consolidated accounts, and to any audited or unaudited financial information required to be delivered hereunder, IFRS, and (b) with respect to any other Person, the generally accepted accounting principles in the jurisdiction of organization of such Person as in effect from time to time and applied on a consistent basis.

“Applicable Margin” means 4.65%; provided that, at any time after January 1, 2020, for each day during any Spanish Return Effective Period, the Applicable Margin shall be deemed to be 4.50%; provided, further that any change in the Applicable Margin shall only be effective after the date on which the Agent shall have received written notice confirming the commencement or termination of such Spanish Return Effective Period.

“Applicable Rate” is defined in Section 1.2.

“Asset Sale” means:

(a)          the sale, lease, transfer, conveyance or other disposition of any assets by the Note Parties; and

(b)          the issuance of Equity Interests by any Note Party or any of its

Subsidiaries of Equity Interests in any of the Subsidiaries (in each case, other than directors’ qualifying shares).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a)          any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $20.0 million;

(b)          a transfer of assets or Equity Interests between or among the Note Parties and any Subsidiary;

(c)          an issuance of Equity Interests by a Subsidiary to the Company and any Subsidiary;

(d)          the sale, lease or other transfer of accounts receivable, inventory or other assets in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets or assets that are no longer useful in the conduct of the business of the Company and its Subsidiary;

(e)          the sale, conveyance or other disposition for value of energy, fuel, water or emission credits or contracts for any of the foregoing by the Company and any Subsidiary;

(f)          licenses and sublicenses by the Company and any Subsidiary in the ordinary course of business;

(g)          any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(h)          the granting of a security interest not prohibited by Section 10.1;

(i)          the sale or other disposition of cash or Cash Equivalents;

(j)          the disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course or business or in bankruptcy or similar proceedings;

(k)          the foreclosure, condemnation or any similar action with respect to any property or other assets or a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(l)          the disposition of assets to a person who is providing services (the provision of which has been or is to be outsourced by the Company and any Subsidiary to such person) related to such assets;

(m)         the disposition of assets carried out in the ordinary course of business of the Company and any Subsidiary;

(n)          the lease, as lessor or sublessor, or license (other than any long-term exclusive license), as licensor or sublicensor, of real or personal property or intellectual property in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the business of the Company and any Subsidiary; and

(o)          swaps of assets for other similar assets or assets whose value is greater in terms of type, value and quality, than the assets being swapped.

“Asset Sale Offer” has the meaning assigned to that term in Section 8.5.

“Audited Financial Statements” means, with respect to any fiscal year of the Company and its Subsidiaries, the audited consolidated balance sheet of the Company and its Subsidiaries for such fiscal year, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year of the Company and its Subsidiaries, including the notes thereto.

 “Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bank Levy” means, (i) any amount of tax, levy or similar charge payable by the Agent, any Purchaser or a holder of the Notes or any of their respective Affiliates calculated on the basis of or in relation to its balance sheet or capital base or any part of it or its liabilities or minimum regulatory capital or any combination thereof (including, without limitation, the United Kingdom bank levy as set out in the Finance Act 2011, the French taxe bancaire de risque systémique as set out in Article 235 ter ZE of the French Code Général des Impôts, the French taxe pour le financement du fonds de soutien aux collectivités territoriales as set out in Article 235 ter ZE bis of the French Code Général des Impôts, the German bank levy as set out in the German Restructuring Fund Act 2010 (as amended), the Dutch Bank Levy as set out in the Dutch Bank Levy Act (Wet bankenbelasting) and any tax in any jurisdiction levied on a similar basis or for a similar purpose or (ii) any financial activities taxes (or other taxes) of a kind contemplated in the European Commission consultation paper on financial sector taxation dated 22 February 2011 or the Single Resolution Mechanism established by EU Regulation No. 806/2014 of July 15, 2014 payable by the Agent, the Purchaser or a holder of the Notes or any of their respective Affiliates and which have been enacted or which have been formally announced as proposed as of the date of this Agreement.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.

“Board of Directors” means:

(a)          with respect to any corporation, the board of directors or managers of the corporation (which, in the case of any corporation having both a supervisory board and an executive or management board, shall be the executive or management board) or any duly authorized committee thereof;

(b)          with respect to any partnership, the board of directors of the general partner of the partnership or any duly authorized committee thereof;

(c)          with respect to a limited liability company, the managing member (or, in the case of a company incorporated under the laws of England and Wales, the managing director) or members (or, in the case of a company incorporated under the laws of England and Wales, the managing directors) (or analogous governing body) or any controlling committee of managing members (or, in the case of a company incorporated under the laws of England and Wales, any controlling committee of managing directors) thereof; and

(d)          with respect to any other Person, the board or any duly authorized committee thereof or committee of such Person serving a similar function.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in London, England, New York City, United States, Madrid, Spain or the jurisdiction where the Agent’s Office is located.

 “CAFD” means, for any Testing Period, and without duplication, Distributed Cash received by the Company from its Subsidiaries minus cash expenses of the Company (other than debt service obligations and transaction costs), in each case during such Testing Period.

“Capital Stock” means:

(a)          in the case of a corporation or company, corporate stock or shares;

(b)          in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)          in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d)          any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with IFRS; provided that any obligations of the Company or its Subsidiaries either existing on the Purchase Date or created prior to any recharacterization (i) that were not included on the consolidated balance sheet of the Company as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations due to a change in accounting treatment or otherwise, shall for all purposes under this Agreement (including, without limitation, the calculation of CAFD) not be treated as capital lease obligations, Capitalized Lease Obligations or Indebtedness.

“Cash Equivalents” means:

(a)          direct obligations (or certificates representing an interest in such obligations) issued by, or unconditionally guaranteed by, the government of a member state of the European Union, the United States, Switzerland or Canada (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credits of the relevant member state of the European Union or the United States, Switzerland or Canada, as the case may be, and which are not callable or redeemable at the Company’s option;

(b)          overnight bank deposits, time deposit accounts, certificates of deposit, banker’s acceptances and money market deposits with maturities (and similar instruments) of twelve (12) months or less from the date of acquisition issued by a bank or trust company which is organized under, or authorized to operate as a bank or trust company under, the Laws of a member state of the European Union or of the United States or any state thereof, Switzerland or Canada; provided that such bank or trust company has capital, surplus and undivided profits that aggregate in excess of $250,000,000 (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated “A1” or higher by Moody’s or “A+” or higher by S&P or the equivalent rating category of another internationally recognized rating agency;

(c)          repurchase obligations with a term of not more than thirty (30) days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d)          commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(e)          money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (d) of this definition.

“Change in Tax Law” is defined in Section 8.3(d).

“Change of Control” means:

(a)          any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such Person or its subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) acquiring or controlling:

(i)          more than 50% of the Voting Rights; or

(ii)          the right to appoint and/or remove all or the majority of the members of the Company’s board of directors or other governing body, in each case whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of Voting Rights, contract or otherwise;

(b)          the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such Person or its subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan).

“Change of Control Offer” has the meaning assigned to that term in Section 8.4(a).

“Change of Control Payment” has the meaning assigned to that term in Section 8.4(b).

“Change of Control Payment Date” has the meaning assigned to that term in Section 8.4(b).

“Closing” is defined in Section 3.1(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment” means, as to each Purchaser, the obligation in Euro of such Purchaser to subscribe Notes, initially expressed as an amount in U.S. Dollars representing the principal amount of Notes to be subscribed by such Purchaser hereunder converted into Euro using the Exchange Rate as of the Conversion Date, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Purchaser pursuant to Section 22.1. The principal amount of each Purchaser’s Commitment is set forth in the Purchaser Schedule, or in the assignment and acceptance agreement pursuant to which such Purchaser shall have assumed its Commitment, as applicable.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Company” is defined in the first paragraph of this Agreement.

“Company Materials” has the meaning assigned to that term in Section 9.2(c).

“Compliance Certificate” means a certificate substantially in the form of Exhibit K.

 “Consolidated Total Assets” means, as of any date of determination, the total consolidated assets of the Company and its Subsidiaries, determined on a consolidated basis in accordance with IFRS, as shown on the financial statements most recently publicly available balance sheet of the Company as of such date.

“Contractual Obligation” means, as applied to any Person, any provision of (i) any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing; or (ii) any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Conversion Date” has the meaning assigned to that term in Section 3.1(b).

“Corresponding Obligations” has the meaning assigned to that term in Section 12.9(a).

“Covenant Suspension Notice” has the meaning assigned to that term in Section 10.7(a)(i).

“Covenant Suspension Offer” has the meaning assigned to that term in Section 8.6.

“Covenant Suspension Payment” has the meaning assigned to that term in Section 8.6.

“Covenant Suspension Payment Date” has the meaning assigned to that term in Section 8.6.

“Covenant Suspension Period” means the period commencing on the Covenant Suspension Payment Date of a Covenant Suspension Offer following the occurrence of a Rating Release Event and delivery by the Company to the Agent of a Covenant Suspension Notice pursuant to Section 10.7, and ending on the date on which the Company ceases to have Investment Grade Debt Ratings by at least two Rating Agencies.

“Credit Agreements” means, collectively, the Indenture, the Notes Facility Agreement and the Term Loan.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), credit agreements, commercial paper facilities, note purchase agreements, indentures, or other agreements, in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, construction loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other Persons or to special purpose entities formed to borrow from such lenders or other Persons against such receivables or sell such receivables or interests in receivables), or letters of credit, notes, earn-out obligations constituting Indebtedness or other borrowings or other extensions of credit, including any notes, debt securities, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender group of lenders, counterparties or otherwise.

“Current Rating” means a Debt Rating (a) with respect to S&P, any of the categories from and including BB- or higher (or equivalent successor categories), (b) with respect to Moody’s, any of the categories from and including Ba3 or higher (or equivalent successor categories), and (c) with respect to Fitch, any of the categories from and including BB- or higher (or equivalent successor categories).

“Debt Rating” means, as of any date of determination, the rating as determined by any Rating Agency (collectively, the “Debt Ratings”) of the Company’s non-credit-enhanced, senior unsecured long-term debt, or such a rating of the Notes.

“Debtor Relief Laws” means the Bankruptcy Code, the Insolvency Act of 1986 of the United Kingdom, the Insolvency Rules of 1986 of the United Kingdom, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, administration, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, the United Kingdom or other applicable jurisdictions from time to time in effect.

“Deductible Amount” has the meaning assigned to that term in Section 12.9(g).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is, or whose government is, the subject or target of any Sanctions, including, as of the date hereof, Crimea, Cuba, Iran, North Korea, Sudan and Syria.

“Determination Date” with respect to an Interest Period, means the day that is two TARGET Settlement Days preceding the first day of such Interest Period.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the six-month anniversary of the date that the Notes mature. For purposes hereof, the amount of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such Fair Market Value to be determined as set forth herein.

“Distressed Debt Fund” means any trust, fund or other Person that (a) is primarily engaged in the business of making, purchasing or investing in loans or debt securities where 50% or more of its assets are invested in loans and/or debt securities which have been purchased at a discount of 20% or more below par value; (b) is primarily engaged in the business of making investments in more than one sector and/or market provided that at least one investment sector or business is primarily involved in the making of, purchasing or investing in loans or debt securities where 50% or more of the assets of such sector are invested in loans and/or debt securities which have been purchased at a discount of 20% or more below par value; (c) is primarily engaged in the business of making, purchasing or investing in loans or debt securities of issuers that are experiencing financial or operational distress, default, are under bankruptcy or are under distress and it is reasonably expected that will enter into any of the aforementioned situations in the short term; and (d) constitutes the debt trading desk (or equivalent) operated by a department of a bank or financial institution where that trading desk is or would be trading the participation on behalf of an entity falling under clauses (a) through (c) above.

“Distributed Cash” means cash and Cash Equivalents distributed by the Non-Recourse Subsidiaries, directly or indirectly, to the Company in respect of the Equity Interests of the Non-Recourse Subsidiaries owned, directly or indirectly, by the Company (other than (x) dividends or other distributions that are funded, directly or indirectly, with substantially concurrent cash Investments, or cash Investments that were not intended to be used by a Non-Recourse Subsidiary for capital expenditures or for operational purposes, by the Company or any of its Subsidiaries in a Non-Recourse Subsidiary and (y) withholding Taxes and amounts subject to, or reasonably expected to be subject to repatriation requirements) consisting of (a) dividends; (b) capital redemptions; (c) subordinated Indebtedness interest or principal repayments; and (d) the proceeds of any loan to the Company from a Subsidiary of the Company; provided that, (i) to the extent permitted by arrangements with respect to Indebtedness to which such Non-Recourse Subsidiary is a party, the payment obligation of the Company under such loan is subordinated to the prior payment in full of the Notes and (ii) any repayment of such loan prior to the Maturity Date is immediately succeeded by (A) entering into a substantially similar arrangement for an equal or greater amount; (B) payment of a dividend in an equal or greater amount than such loan by the lender to the Company or a Guarantor; or (C) redemption of Capital Stock of the lender and remittance of the proceeds of such redemption in an equal or greater amount as such loan.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Purchaser, an Affiliate of a Purchaser or any Person (including a partnership, trust or company) other than a natural person that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and whose investment manager, investment adviser, trustee or general partner (as applicable) is Westbourne Credit Management Limited or a subsidiary of Westbourne Credit Management Limited, and any subsidiaries thereof. Any custodian or nominee for such a Purchaser, Affiliate or Person is also an Eligible Assignee.

“Environment” means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and subsurface strata, and natural resources, such as wetland, flora and fauna.

“Environmental CapEx Debt” means Indebtedness of the Company or any of its Subsidiaries incurred for the purpose of financing capital expenditures to the extent deemed reasonably necessary, as determined by the Company or any of its Subsidiaries, as applicable, in good faith and pursuant to prudent judgment, to comply with applicable Environmental Laws.

“Environmental Laws” means all former, current and future federal, state, local and foreign laws (including common law), treaties, regulations, rules, ordinances and codes, and legally binding decrees, judgments, directives and orders (including consent orders), in each case, relating to protection of the environment, natural resources, occupational health and safety or the presence, release of, or exposure to, hazardous materials, substances or wastes, or the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling or handling of, or the arrangement for such activities with respect to, hazardous materials, substances or wastes.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Company or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Company or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA; (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA; or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Company or any ERISA Affiliate.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBOR” means, with respect to an Interest Period, the rate (expressed as a percentage per annum) for deposits in euro for a three-month period beginning on the day that is two TARGET Settlement Days after the Determination Date that appears on the applicable Bloomberg screen as of 11:00 a.m. London time, on the Determination Date. If Bloomberg does not provide such a rate or such rate is unavailable on a Determination Date, the Agent will request the principal London office of each of four major banks (the “Reference Banks”) in the euro zone inter-bank market, as selected by the Trustee, to provide such bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the euro zone inter-bank market for deposits in a Representative Amount in euro for a three-month period beginning on the day that is two TARGET Settlement Days after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If one only or none of the Reference Banks provides such quotation, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period. Notwithstanding anything in this Agreement to the contrary, at no time shall EURIBOR be calculated to be less than 0%.

“Euro” and “€” means the lawful currency of the European Union.

“Event of Default” is defined in Section 11.1.

“Excess Proceeds” means, with respect to any Asset Sale, Net Proceeds not applied pursuant to Section 10.5(c).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Rate” means as of any date of determination, the spot exchange rate between the Euro and the U.S. dollar for the purchase of U.S. dollars with Euro as quoted by the Trustee or any Affiliate thereof at approximately 11:00 a.m. (Madrid, Spain time) on the date of such determination.

“Existing Liens” means Liens on the property or assets of the Company and/or any of its Subsidiaries existing on the date of this Agreement securing Indebtedness of the Company or any of its Subsidiaries (other than Liens incurred as described under Section 10.1(a)(i)).

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress of either party, determined in good faith by the Company’s chief executive officer, director of finance or responsible accounting or financial officer.

“FATCA” means (a) sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), together with any current or future regulations or official interpretations thereof, (b) any (i) treaty, Law or regulation of any other jurisdiction, or (ii) intergovernmental agreement between the United States of America and any other jurisdiction, which (in either case) facilitates the implementation of the foregoing clause (a), and (c) any agreements entered into pursuant to section 1471(b)(1) of the Code.

“FCPA” is defined in Section 6.20.

“Forms” is defined in Section 13.1(c).

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“FSS” is defined in Section 22.16.

“Governmental Authority” means the government of the United States, the United Kingdom or any other jurisdiction, or of any political subdivision thereof, whether provincial, state or local, and any agency, authority, department, instrumentality, ministry, regulatory body, court, central bank or other entity lawfully exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise). When used as a verb, “Guarantee” shall have a corresponding meaning.

“Guarantor Accession Agreement” means a guarantee accession agreement, substantially in the form of Exhibit I, delivered pursuant to Section 9.7.

“Guarantor Reinstatement Date” has the meaning assigned to that term in Section 23.6(c)(i).

“Guarantors” means, collectively:

(a)          as of the Purchase Date, ABY Concessions Peru S.A. (organized under the laws of the Republic of Peru), ASHUSA Inc. (organized under the laws of the State of Delaware). ASUSHI Inc. (organized under the laws of the State of Delaware), ACT Holding, S.A. de C.V. (organized under the laws of Mexico), ABY Concessions Infrastructures S.L.U. (organized under the laws of Spain), and Atlantica Yield South Africa Limited (organized under the laws of England and Wales); and

(b)          thereafter, any Subsidiary that from time to time provides a Note Guarantee in accordance with the provisions of this Agreement,

in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Agreement.

“Guaranty” means, collectively, the Guaranty made by the Guarantors under Article 23 in favor of the Purchasers, together with each other guaranty and Guarantor Accession Agreement delivered pursuant to Section 9.7.

“Hedging Obligations” means, with respect to the Company and its Subsidiaries, the obligations of such Person under any Swap Contract.

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1, provided, however, that if such Person is a nominee, then for the purposes of any related definitions in this Exhibit A, “holder” shall mean the beneficial owner of such Note whose name and address appears in such register. With respect to Section 8.3, Article 13 and Section 16.2 “holder” shall also be construed to mean a Person who is beneficially entitled to interest and other payments on the Notes, where the context permits.

“Holding Company” of a Person means any other Person (other than a natural person) of which the first Person is a Subsidiary.

“IFRS” means international financial reporting standards and interpretations of such standards adopted by the International Accounting Standards Board (“IASB”) (which include standards and interpretations approved by the IASB and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, and applied on a consistent basis.

“Immaterial Subsidiary” means, as of any date, any Subsidiary (other than a Note Party) at any time designated by the Company as an “Immaterial Subsidiary;” provided that if, on any date of determination, the aggregate cash available for distribution attributable to any Subsidiary designated by the Company as an “Immaterial Subsidiary” for the previous four fiscal quarters (or, if shorter, the period commencing on the date such Subsidiary is acquired by a Subsidiary of the Company and ending on the date of determination) (i) exceeds 2.5% of the cash available for distribution in the aggregate for such period; or (ii) when taken together with all other Immaterial Subsidiaries as of such date, exceeds 10% of the cash available for distribution in the aggregate for such period, then such Subsidiary shall immediately cease to be an “Immaterial Subsidiary.”

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise, contingently or otherwise, become liable, directly or indirectly, for or with respect to, or to extend the maturity of, or become responsible for, the payment of such Indebtedness; provided, however, that neither (a) the accrual of interest, (b) the accretion of original issue discount nor (c) an increase in the Outstanding Amount of Indebtedness caused solely by fluctuations in the exchange rates of currencies shall be considered an incurrence of Indebtedness. The terms “incurrence” and “incurring” have corresponding meanings.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables, except as provided in clause (e) below), whether or not contingent:

(a)          Indebtedness for Borrowed Money;

(b)          representing Capitalized Lease Obligations in respect of sale and leaseback transactions;

(c)          representing the balance of deferred and unpaid purchase price of any property or services with a scheduled due date more than six months after such property is acquired or such services are completed; or

(d)          representing the net amount owing under any Hedging Obligations,

(e)          in each case, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS.

In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person; provided that the amount of such Indebtedness shall be deemed not to exceed the lesser of the amount secured by such Lien and the value of the Person’s property securing such Lien.

“Indebtedness for Borrowed Money” means, as to any Person at a particular time, without duplication, all indebtedness accounted for as indebtedness for borrowed money in accordance with Applicable Accounting Principles, including (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments; and  (b) the principal component of obligations of such Person in respect of letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments, but excluding contingent obligations and other obligations that do not constitute Indebtedness.

“Indemnitee” is defined in Section 16.1(b).

“Indenture” means the Indenture governing the Senior Notes dated as of November 17, 2014, by and among the Company, the Guarantors from time to time party thereto, and the other Persons named therein, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Information” is defined in  Article 20.

“Initial Default” is defined in Section 11.2(c).

“Interest Amount” is defined in Section 1.2(a).

“Interest Payment Date” means the last Business Day of each Interest Period.

“Interest Period” means:

(i)
initially in relation to the Notes subscribed on the Purchase Date, the period commencing on the Purchase Date and ending on, but excluding, the last Business Day of the fiscal quarter of the Company then in effect; and

(ii)	thereafter, each period commencing on the last day of the preceding Interest Period and ending on the last Business Day of the immediately succeeding fiscal quarter of the Company;

provided that all of the foregoing provisions relating to Interest Periods are subject to the following:

(a)
if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(b)	any Interest Period that would otherwise extend beyond the applicable Maturity Date shall end on the applicable Maturity Date; and

(c)
any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of such Person.

“Investment Grade” means (a) with respect to S&P, any of the categories from and including AAA to and including BBB- (or equivalent successor categories), (b) with respect to Moody’s, any of the categories from and including Aaa to and including Baa3 (or equivalent successor categories), and (c) with respect to Fitch, any of the categories from and including AAA to and including BBB- (or equivalent successor categories).

“Judgment Currency” has the meaning specified in Section 22.12(a).

“Judgment Currency Conversion Date” has the meaning specified in Section 22.12.

“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, decrees, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof; and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Legal Reservations” means:

(a)          the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by Laws relating to insolvency, reorganization and other Laws generally affecting the rights of creditors;

(b)          the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a Person against non-payment of United Kingdom stamp duty may be void and defenses of setoff or counterclaim; and

(c)          similar principles, rights and defenses under the Laws of any relevant jurisdiction.

“Leverage Ratio” means, as of any date of determination, without duplication, the ratio of (a) Indebtedness of the Company and its Subsidiaries (other than Non-Recourse Subsidiaries), as of such date to (b) CAFD for the most recently completed Testing Period. For purposes of this definition, (i) in the event that the Company or any of its Subsidiaries incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Leverage Ratio is made (the “Leverage Ratio Calculation Date”), then the Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, as if the same had occurred at the beginning of the applicable four-quarter period; provided that for purposes of making the computation referred to above, Investments, acquisitions, Dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with Applicable Accounting Principles) that have been made by the Company or any of its Subsidiaries during the Testing Period or subsequent to such Testing Period and on or prior to or simultaneously with the Leverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, Dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in CAFD resulting therefrom) had occurred on the first day of the Testing Period; provided further that if since the beginning of such period any Person that subsequently became a Subsidiary of the Company or was merged with or into the Company or any of its Subsidiaries since the beginning of such period shall have made any Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable Testing Period, (ii) whenever pro forma effect is to be given to an Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC, except that such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six (6) months following any such acquisition, including the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the board of directors of the Company on any closing) of any facility, as applicable, provided that, in either case, such adjustments are set forth in an Officer’s Certificate signed by the Company’s chief financial officer and another Responsible Officer which states (A) the amount of such adjustment or adjustments, (B) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officer’s Certificate at the time of such execution and (C) that any related incurrence of Indebtedness is permitted pursuant to this Agreement, (iii) if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Leverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Swap Contract applicable to such Indebtedness); provided that for purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in this definition, and (iv) if the Company elects to capitalize interest pursuant to Section 1.3, then the Leverage Ratio shall be calculated giving pro forma effect to such capitalization as an incurrence of Indebtedness, as if the same had occurred at the Interest Payment Date when such capitalization occurred.

“Lien” means any mortgage, deed of trust, deed to secure debt, lien (statutory or otherwise), pledge, hypothecation, encumbrance, restriction, collateral assignment, charge or security interest in, on or of such asset.

“Limitation Acts” means the Limitation Act 1980 of the United Kingdom and the Foreign Limitation Periods Act 1984 of the United Kingdom and any analogous limitation statutes of any other applicable jurisdiction.

 “Material” means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse change in, or a material adverse effect upon or with respect to (a) the operations, business, properties or financial condition of the Company and its Subsidiaries, taken as a whole; (b) the rights and remedies of any Agent, any Purchaser or any holder of a Note under any Note Document, or of the ability of any Note Party to perform its obligations under any Note Document to which it is a party; or (c) the legality, validity, binding effect or enforceability against any Note Party of any Note Document to which it is a party.

“Material Indebtedness” means, as of any date, any series of Indebtedness with an aggregate principal amount outstanding in excess of the greater of (i) 1.5% of the total assets, as of such date, and (ii) $50 million.

“Material Non-Recourse Subsidiary” means any Non-Recourse Subsidiary, individually or together with any other Non-Recourse Subsidiary in respect of which an Event of Default of the type set forth in such Sections has occurred and is continuing, that made Restricted Payments, directly or indirectly through a Guarantor or otherwise, to the Company in an amount equal to or greater than 25% of the Distributed Cash during the most recently completed Measurement Period.

“Maturity Date” means the date that is the sixth anniversary of the date of this Agreement.

 “Mexican Guarantor” means each Guarantor organized under Mexican law.

“Mojave Matter” means (i) any delay or failure by Pacific Gas and Electric Company to comply with its obligations under the power sale and purchase agreement(s) entered into with Mojave Solar LLC primarily as a result of the filing for reorganization by Pacific Gas and Electric Company under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California, and/or (ii) the delay or failure by Mojave Solar LLC to comply with its obligations with the U.S. Department of Energy primarily as a result of the events specified in the foregoing clause (i).

 “Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Company or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Multiple Employer Plan” means a Plan which has two or more contributing sponsors (including the Company or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

“Necessary CapEx Debt” means Indebtedness of the Company or any of its Subsidiaries incurred for the purpose of financing capital expenditures (other than capital expenditures financed by Environmental CapEx Debt) that are required by applicable Law or are undertaken for health, safety or emergency reasons. The term “Necessary CapEx Debt” does not include any Indebtedness incurred for the purpose of financing capital expenditures undertaken primarily to increase the efficiency of, expand or re-power any power generation facility.

“Net Proceeds” means the aggregate cash proceeds received by any Note Party in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration or Cash Equivalents substantially concurrently received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with Applicable Accounting Principles.

“Non-Recourse Indebtedness” means Indebtedness of a Non-Recourse Subsidiary owed to an unrelated Person with respect to which the creditor has no recourse (including by virtue of a Lien, guarantee or otherwise) to the Company or any other Note Party other than recourse (a) in respect of any acquisition or contribution agreement with respect to any Investment entered into by the Company or any other Note Party, (b) by virtue of rights of such Non-Recourse Subsidiary under a Project Obligation collaterally assigned to such creditor, which rights may be exercised pursuant to such Project Obligation against the Company or any other Note Party that is party to such Project Obligation, (c) pursuant to Permitted Project Undertakings or Permitted Equity Commitments or (d) pursuant to a Non-Recourse Indebtedness Pledge Agreement.

“Non-Recourse Indebtedness Pledge Agreement” means any share, debt or cash collateral pledge agreement (or other types of agreements or instruments with similar effect) entered into by a Note Party for the sole purpose of pledging the Equity Interests of, or debt issued by, a Non-Recourse Subsidiary as collateral security in support of Non-Recourse Indebtedness, or pledging cash as collateral security to secure Non-Recourse Indebtedness.

“Non-Recourse Subsidiary” means (a) any Subsidiary of the Company that (i) (A) is the owner, lessor and/or operator of (or is formed to own, lease or operate) one or more Projects or conducts activities reasonably related or ancillary thereto, (B) is the lessee or borrower (or is formed to be the lessee or borrower) in respect of Non-Recourse Indebtedness financing one or more Projects, and/or (C) develops or constructs (or is formed to develop or construct) one or more Projects, (ii) has no Subsidiaries and owns no material assets other than those assets or Subsidiaries necessary for the ownership, leasing, development, construction or operation of such Projects or any activities reasonably related or ancillary thereto and (iii) has no Indebtedness other than intercompany Indebtedness and Non-Recourse Indebtedness and (b) any Subsidiary of the Company (i) that directly or indirectly owns all or a portion of the Equity Interests in one or more Persons, each of which meets the qualifications set forth in clause (a) above, (ii) that has no Subsidiaries other than Subsidiaries which meet the qualifications set forth in clause (a) or clause (b)(i) above, (iii) that owns no material assets other than those assets necessary for the ownership, leasing, development, construction or operation of Projects or any activities reasonably related or ancillary thereto, and (iv) that has no Indebtedness other than intercompany Indebtedness and Non-Recourse Indebtedness.

“Note Documents” mean, collectively, (a) this Agreement, (b) the Notes, (c) the Agent Fee Letter, and (d) any other document that the Company and the Agent define as such.

“Note Guarantee” means any guarantee of the Company’s obligations under this Agreement and the Notes by any Subsidiary of the Company in accordance with the provisions of this Agreement.

“Note Parties” means, collectively, the Company and each Guarantor.

“Notes” is defined in Section 1.1.

“Notes Facility Agreement” means the senior secured note issuance facility agreement, dated February 10, 2017, among the Company, the Guarantors (as defined therein), Elavon Financial Services DAC, UK Branch, a designated activity company registered in Ireland, in its capacity as agent for the Purchasers (as defined therein) and the Purchasers party thereto, as amended, restated, supplemented, modified or replaced from time to time.

“Obligation Currency” has the meaning specified in Section 22.12.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Note Party arising under any Note Document or otherwise with respect to any Note, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Note Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding, provided, that in respect of a Spanish Guarantor, the term “Obligations” shall not include any obligation or liability to the extent that securing those obligations or liabilities would cause a breach of the financial assistance limitations provided in articles 143.2 and 150 of the Spanish Companies Law (Ley de Sociedades de Capital).

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Officer’s Certificate” means a certificate signed by an officer of the Company, a Guarantor or any successor Person to the Company or any Guarantor, as the case may be, and delivered to the Agent.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Outstanding Amount” means, on any date, the aggregate outstanding principal amount of the Note after giving effect to any prepayments of Notes occurring on such date.

“Parallel Debt” has the meaning specified in Section 12.9(a).

“Pari Passu Indebtedness” means (a) any Indebtedness of the Company that ranks equally in right of payment with the Notes; and (b) with respect to any Guarantee of a Guarantor, any Indebtedness that ranks equally in right of payment to such Guarantee.

“Payment Default” has the meaning specified in Section 11.1(e).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by the Company and any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

“Permitted Business” means (a) any businesses, services or activities engaged in by the Note Parties or any Subsidiary thereof on the Purchase Date; and (b) any businesses, services and activities engaged in by the Note Parties that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Permitted Deferred Acquisition Obligation” means an obligation of the Company or any of the Company’s Subsidiaries to pay the purchase price for the acquisition of a Person or assets over time or upon the satisfaction of certain conditions; provided that, with respect to each such acquisition, at the time the Company or such Subsidiary undertakes such obligations and immediately after giving effect to it, the Company shall be in pro forma compliance with Section 10.6 (such compliance to be determined on the basis of the financial information most recently delivered to Agent pursuant to Section 9.1).

“Permitted Equity Commitments” means obligations of the Company or any of the Company’s Subsidiaries to make any payment in respect of any Equity Interest in any Non-Recourse Subsidiary (and any guarantee by the Company or any of the Company’s Subsidiaries of such obligations).

“Permitted Project Undertakings” means guarantees by or obligations of the Company or any of its Subsidiaries in respect of any Project Obligation or Permitted Deferred Acquisition Obligations.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

 “Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of the Company or any ERISA Affiliate or any such Plan to which the Company or any ERISA Affiliate is required to contribute on behalf of any of its employees.

“Platform” has the meaning assigned to that term in Section 9.2(c).

“Principal Property” means any building, structure or other facility, and all related property, plant or equipment or other long-term assets under control of the Company or any of its Subsidiaries and reflected in their consolidated balance sheet used or useful in the ownership, development, construction or operation of such building, structure or other facility owned or leased by the Company or any Guarantor and having a net book value in excess of 2.0% of Consolidated Total Assets, except any such building, structure or other facility (or related property, plant or equipment) that in the opinion of the Board of Directors of the Company is not of material importance to the business conducted by the Company and its consolidated Subsidiaries, taken as a whole.

“Process Agent” means any Person appointed as agent by the Company, or any other Person to receive on behalf of itself and its property services of copies of summons and complaint or any other process which may be served in connection with any action or proceeding before any court arising out of or relating to this Agreement or any of the other Note Documents that is governed by the laws of the State of New York, to which it is a party, including CT Corporation.

“Prohibited Person” means any Person (a) listed on, or owned or controlled by a Person listed on, the Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identification List and the List of Foreign Sanctions Evaders maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty’s Treasury, or any similar list maintained by, or public announcement of a Sanctions designation made by, a Sanctions Authority, or a Person acting on behalf of such a Person, (b) located or resident in or organized under the Laws of a Designated Jurisdiction, or is owned or controlled by, or acting on behalf of a Person located in or organized under the Laws of, a Designated Jurisdiction, or (c) who otherwise is, or is owned or controlled by a Person who is, currently a subject or target of any Sanctions.

“Project” means a solar, wind, biomass, natural gas, hydroelectric, geothermal, renewable energy (including battery storage), conventional power, electric transmission and distribution or water installations project (or a hybrid energy generating installation that utilizes a combination of any of the foregoing), in each case whether commercial or residential in nature, and shall include economic rights, creditor rights and other related rights in such project or convertible bonds or similar instruments related to such projects.

“Project Obligations” means, as to the Company or any Subsidiary, any Contractual Obligation of such Person under power purchase agreements, agreements for the purchase and sale of energy and renewable energy credits, climate change levy exemption certificates, embedded benefits and other environmental attributes; decommissioning agreements; Tax indemnities; operation and maintenance agreements; leases; development contracts; construction contracts; management services contracts; share retention agreements; warranties; bylaws, operating agreements, joint development agreements and other organizational documents; and other similar ordinary course contracts entered into in connection with owning, operating, developing or constructing Projects.

“Public Noteholder” has the meaning assigned to that term in Section 9.2(c).

“Purchase Date” has the meaning assigned to that term in Section 3.1(b).

“Purchase Price” has the meaning assigned to that term in Article 2.

 “Purchase Request” has the meaning assigned to that term in Section 3.1(c).

 “Purchaser” or “Purchasers” means each of the purchasers that has executed and delivered this Agreement to the Company and such Purchaser’s successors and assigns (so long as any such assignment complies with Article 21), provided, however, that any Purchaser of a Note that ceases to be the registered holder or a beneficial owner (through a nominee) of such Note as the result of a transfer thereof pursuant to Article 21 shall cease to be included within the meaning of “Purchaser” of such Note for the purposes of this Agreement and the other Note Documents upon such transfer.

 “Purchaser Schedule” means the Purchaser Schedule to this Agreement listing the Purchasers of the Notes and including their notice and payment information.

“QPP Certificate” means a creditor certificate for the purposes of the Qualifying Private Placement Regulations 2015 (S.I. 2015/2002).

“Qualified ECP Guarantor” shall mean, at any time, each Note Party with total assets exceeding $10,000,000 or that qualifies at such time as an “eligible contract participant” under the Commodity Exchange Act and can cause another Person to qualify as an “eligible contract participant” at such time under §1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Rating Agency” means any of the following: (a) Standard & Poor’s Credit Market Services Europe Limited, a division of The McGraw Hill Companies, Inc. (“S&P”); (b) Moody’s Investors Service Limited (“Moody’s”); or (c) Fitch Ratings Ltd (“Fitch”), and, in each case, their respective successors.

A “Rating Release Event” occurs, if at any time, while the Notes remain outstanding any two Rating Agencies assign to the Notes an Investment Grade rating, and none of the Credit Agreements or other Material Indebtedness of the Company benefit from a Guarantee from the relevant Guarantor after giving effect to such release.

“Received Amount” has the meaning assigned to that term in Section 12.9(g).

“Recipient” is defined in Section 16.1(b)(ii).

“Reference Acquisition” has the meaning assigned to that term in Section 10.6.

“Reference Acquisition Period” has the meaning assigned to that term in Section 10.6.

“Reference Transfer Date” has the meaning assigned to that term in Section 14.2(b).

“Refinance” means, in respect of any Indebtedness, to refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and the direct or any contingent obligor with respect thereto is not changed, as a result of or in connection with such refinancing, refunding, renewal or extension; provided, further, that the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Note Parties or the Purchasers or holders of a Note than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate; and provided, still further, that the terms “Refinances,” “Refinanced” and “Refinancing” as used for any purpose in this Agreement shall have a correlative meaning.

“Refinancing Liens” means Liens granted in connection with amending, extending, modifying, renewing, replacing, refunding or refinancing in whole or in part any Indebtedness secured by Liens described in clauses (i) through (xiv) of Section 10.1(a); provided that Refinancing Liens do not (a) extend to property or assets other than property or assets of the type that were subject to the original Lien (plus improvements on or additions to such property or assets, any revenues or profits derived from such property or assets, and any property reasonably incidental to the use or operation of such property or assets) or (b) secure Indebtedness having a principal amount in excess of the amount of Indebtedness being amended, extended, modified, renewed, replaced, refunded or refinanced, plus the amount of any fees and expenses (including premiums) related to any such amendment, extension, modification, renewal, replacement or refinancing.

“Regulation” has the meaning specified in Section 6.1.

“Regulation S” has the meaning specified in Section 6.23(c).

“Rejection Notice” has the meaning specified in Section 8.3(a).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the administrators, managers, partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates.

“Release Event” occurs in relation to a Guarantor if at any time while the Notes remain outstanding, (a) the Guarantor ceases to be a guarantor with respect to any Material Indebtedness of the Company or (b) as a result of a change in law taking effect after the Purchase Date (in respect of Guarantors providing a Note Guarantee on the Purchase Date) or the date upon which the relevant Subsidiary became a Guarantor (in respect of a Guarantor providing a Note Guarantee after the Purchase Date pursuant to Section 9.7), a Note Guarantee given by such Guarantor is prohibited under any applicable Laws to which such Guarantor is subject.

“Released Guarantor” has the meaning assigned to that term in Section 23.6.

“Relevant Group” has the meaning specified in Section 23.12.

“Relevant Party” is defined in Section 16.1(b)(ii).

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty (30) day notice period has been waived.

“Representative Amount” means the greater of (i) €1,000,000 and (ii) an amount that is representative for a single transaction in the relevant market at the relevant time.

“Required Holders” means at any time (i) prior to the Purchase Date, the Purchasers and (ii) on or after the Purchase Date, the holders of more than 50.0% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Resignation Effective Date” has the meaning specified in Section 12.6(a).

“Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer, controller, director, general counsel or manager of a Note Party and, solely for purposes of the delivery of incumbency certificates pursuant to Section 4.1(a)(iii), in the case of a Note Party incorporated under the laws of England and Wales, a director and, in the case of any other Note Party, the secretary or any assistant secretary of a Note Party. Any document delivered hereunder that is signed by a Responsible Officer of a Note Party shall be prima facie presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Note Party and such Responsible Officer shall be prima facie presumed to have acted on behalf of such Note Party.

“Restricted Payment” means (a) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person’s stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment or (b) any payment made to service intercompany Indebtedness incurred by an Affiliate of the Company that is not a Note Party.

“ROFO Agreements” means the AAGES ROFO Agreement, Algonquin ROFO Agreement and Abengoa ROFO Agreement.

“Safekeeper” has the meaning specified in Section 12.1(c).

 “Sanctions” means any trade, economic or financial sanctions Laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any of the Sanctions Authorities.

“Sanctions Authorities” means:

(a)          the United States government;

(b)          the United Nations;

(c)          the European Union;

(d)          the United Kingdom; or

(e)          the respective Governmental Authorities of any of the foregoing, including OFAC, the United Nations Security Council, the United States Department of State and Her Majesty’s Treasury.

“Scheme” is defined in Section 22.16.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Securities” or “Security” shall have the meaning specified in section 2(1) of the Securities Act.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Notes” means the 7.000% senior notes due 2019 issued pursuant to the Indenture.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Company (in her capacity as such).

“Shareholders’ Agreement” means the shareholders agreement by and among Algonquin, AAGES and the Company, dated March 5, 2018, as in effect on the date of this Agreement.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital, (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business and (f) in the case of a Person which is a company incorporated under the laws of England and Wales, that Person is not deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 of the United Kingdom (as amended from time to time). The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Spanish Guarantor” shall mean each Guarantor that is organized under Spanish law.

“Spanish Return Commencement Date” means any of (x) the date of effectiveness of a Law (including any resolution, decree or order of the Spanish Government or the Spanish Comisión Nacional de los Mercados y la Competencia) setting forth that the Spanish Return Rate shall exceed 7%, or (y) the date on which the Spanish Return Rate exceeding 7% established for the current regulatory period shall be extended automatically on the same terms for the immediately succeeding regulatory period; provided that if any such Spanish Return Commencement Date occurs prior to January 1, 2020 and continues to be in effect after such date, the “Spanish Return Commencement Date” for such period shall be deemed to have occurred on January 1, 2020.

“Spanish Return Effective Period” means, at any time and from time to time after January 1, 2020, each period (i) commencing on (and including) a Spanish Return Commencement Date and (ii) ending on (but excluding), the first date after such Spanish Return Commencement Date on which the then applicable Spanish Return Rate is equal to or below 7%.

“Spanish Return Rate” means the reasonable return rate (retorno razonable) applicable to the activities related to generation of electricity through renewable sources established in the article 14.4 of Law 24/2013, of 26 of December, on Electricity Sector for any regulatory period (period regulatorio).

“Specified Note Party” means any Note Party that is not an “eligible contract participant” under the Commodity Exchange Act (determined prior to giving effect to Section 23.10).

“SSAL” is defined in Section 22.16.

“Stated Maturity” means, when used with respect to any Note or any payment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such payment of interest, respectively, is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any payment of interest thereon, is due and payable and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person:

(a)          any corporation, association or other business entity (i) of which more than 50% of the Voting Rights is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); or (ii) that is deemed by such Person’s auditors to be controlled by such Person and as a result of such control (whether legal or de facto) such corporation’s, association’s or business entity’s financial position and results of operations are fully consolidated with those of such Person for the purposes of such Person’s audited and interim financial statements as of the most recent relevant financial period; and

(b)          any partnership or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Substitute Purchaser” is defined in Article 21.

“Supplier” is defined in Section 16.2(b)(i).

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“TARGET Settlement Day” means any day on which the Trans European Automated Real Time Gross Settlement Express Transfer (TARGET) System is open.

“Tax” means any tax (whether income, documentary, sales, stamp, stamp duty reserve, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

“Taxing Jurisdiction” is defined in Section 13.1(a).

“Tax Prepayment Notice” is defined in Section 8.3(a).

“Term Loan” means that certain credit and guaranty agreement, dated as of May 10, 2018, among the Company, the guarantors party thereto, Royal Bank of Canada, as administrative agent, Royal Bank of Canada and Canadian Imperial Bank of Commerce, London Branch, as letter of credit issuers, and the lenders party thereto, as amended, restated, supplemented, modified or replaced from time to time.

“Testing Period” means, at any date of determination, the most recently completed four fiscal quarters of the Company or, if fewer than four consecutive fiscal quarters of the Company have been completed as of such date of determination, the fiscal quarters of the Company that have been completed by such date.

“Threshold Amount” means, as of any date of determination, an amount equal to the greater of (i) $40.0 million and (ii) 1.5% of Consolidated Total Assets.

“Treaty” is defined in Section 8.3(d).

“Trustee” means Westbourne Credit Management Limited.

“UK Insolvency Proceeding” means any moratorium of any indebtedness is declared, the making of any petition or application, or the making of any order, for the appointment of any administrator, receiver, administrative receiver, provisional liquidator, special manager or liquidator or the giving of any notice of any intention to appoint an administrator in accordance with the requirements of Schedule B1 of the Insolvency Act 1986 or the passing of any resolution for the appointment of any administrator or liquidator or the commencement of a scheme of arrangement under part 26 or part 27 of the Companies Act 2006 or any voluntary arrangement provided that the making of any winding up petition which is frivolous and vexatious and is discharged, stayed or dismissed within 14 days of commencement shall not constitute a UK Insolvency Proceeding.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“U.S.” and “United States” mean the United States of America.

“U.S. dollars” or “$” means the lawful currency of the United States of America.

“U.S. Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and the rules and regulations promulgated thereunder from time to time in effect.

“VAT” means:

(a)          any tax imposed in compliance with the Council Directive of November 28, 2006, on the common system of value added tax (EC Directive 2006/112); and

(b)          any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Voting Rights” means the right generally to vote at a general meeting of shareholders of the Company (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Wholly-Owned Subsidiary” means a Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

PURCHASER SCHEDULE

Atlantica Yield Plc
Note Issuance Facility Agreement
April 30, 2019

Information Relating to Purchasers

1.	FSS Trustee Corporation (ABN 11 118 202 672)

(i)	Maximum principal amount of notes to be purchased:	USD46,000,000 to be converted to EUR at the Conversion Date

(ii)	All payments by wire transfer of immediately available funds to:	Bank Name: Deutsche Bank AG BIC: DEUTDEFFXXX Bank Address: Taunusanlage 12, 60262 Frankfurt, Germany
with sufficient information to identify the source and application of such funds.
Account Name: State Street Bank and Trust Company (SBOSGB2XXXX)
Account No: 9273616
IBAN: DE43 5007 0010 0927 3616 00
Reference (MUST be included with payment): FT42 AY
Att.: Lynne Beale
Westbourne Credit Management Limited

And

Att.: Unlisted Investment Team
State Street Australia Limited

(iii)	All notices of payments and written confirmations of such wire transfers:
Att.: Lynne Beale - Chief Operating Officer
Westbourne Credit Management Limited
Address: Level 12, 101 Collins Street, Melbourne
VIC 3000, Australia
Telephone: +61 3 9660 6900
Fax: +61 3 9660 6999
E-mail: admin@westbournecapital.com.au

And

Att.: Unlisted Investment Team
State Street Australia Limited
Address: Level 14, 420 George Street, Sydney NSW
2000, Australia
Fax: +61 2 9323 6476
E-mail: SSALUnlistedInvestments@StateStreet.com

Purchaser Schedule - 1
(to Note Issuance Facility Agreement)

(iv)	E-m ail address for Electronic Delivery:	admin@westbournecapital.com.au SSALUnlistedInvestments@StateStreet.com

(v)	All other communications:	same as in (ii) above

2.	Westbourne Infrastructure Debt Opportunities Fund II, L.P. acting through its General Partner, Rimor Fund II GP Limited

(i)	Maximum principal amount of notes to be purchased:	USD38,000,000 to be converted to EUR at the Conversion Date

(ii)	All payments by wire transfer of immediately available funds to:	Beneficiary Account Name: Westbourne Infrastructure Debt Opportunities Fund II LP Beneficiary Account Number: 0974-131970-503
with sufficient information to identify the source and application of such funds.
Beneficiary Bank Name: National Australia Bank Limited, Singapore Branch
Beneficiary Bank Address: 12 Marina View #20-02, Asia Square Tower 2, Singapore 018961
Beneficiary Bank SWIFT: NATASGSG
Beneficiary Bank Code: 8077
Beneficiary Bank Branch Code: 001
Correspondent Bank: Deutsche Bank
Correspondent Bank Address:  Taunusanlage 12, 60262 Frankfurt AM MAIN, GERMANY
Correspondent Bank SWIFT: DEUTDEFF
SWIFT Communication Format: MT103 (field 59)
Att.: Lynne Beale
Westbourne Credit Management Limited

Purchaser Schedule - 2
(to Note Issuance Facility Agreement)

(iii)	All notices of payments and written confirmations of such wire transfers:
Att.: Lynne Beale - Chief Operating Officer
Westbourne Credit Management Limited
Address: Level 12, 101 Collins Street, Melbourne
VIC 3000, Australia
Telephone: +61 3 9660 6900
Fax: +61 3 9660 6999
E-mail: admin@westbournecapital.com.au

And

Att.: Ivan Setiawan
Citco Fund Services (Australia) Pty Ltd
Address: Level 22, 45 Clarence Street, Sydney NSW 2000, Australia
Telephone: +61 2 9005 0458
Fax: +61 2 9005 0452

(iv)	E-m ail address for Electronic Delivery:	admin@westbournecapital.com.au westbourne@citco.com
(v)	All other communications:	same as in (ii) above

3.	Westbourne Infrastructure Debt 4 LP acting through its General Partner, Westbourne Infrastructure Debt GP Limited
(i)	Maximum principal amount of notes to be purchased:	USD93,000,000 to be converted to EUR at the Conversion Date

(ii)	All payments by wire transfer of immediately available funds to:	Beneficiary Account Name: Westbourne Infrastructure Debt 4 LP Beneficiary Account Number: WESINEUR01
with sufficient information to identify the source and application of such funds.
Beneficiary Bank Name: National Australia Bank
Beneficiary Bank Address: 500 Bourke Street, Melbourne VIC 3000, Australia
Beneficiary Bank SWIFT: NATAAU3303M
Sort Code: 082-039
Correspondent Bank: Deutsche Bank
Correspondent Bank Address:  Taunusanlage 12, 60262 Frankfurt AM MAIN, GERMANY
Correspondent Bank SWIFT: DEUTDEFF
SWIFT Communication Format: MT103 (field 59)
Reference (MUST be included with payment): WID4LP
Att.: Lynne Beale
Westbourne Credit Management Limited

Purchaser Schedule - 3
(to Note Issuance Facility Agreement)

(iii)	All notices of payments and written confirmations of such wire transfers:
Att.: Lynne Beale - Chief Operating Officer
Westbourne Credit Management Limited
Address: Level 12, 101 Collins Street, Melbourne
VIC 3000, Australia
Telephone: +61 3 9660 6900
Fax: +61 3 9660 6999
E-mail: admin@westbournecapital.com.au

And

Att.: Ivan Setiawan
Citco Fund Services (Australia) Pty Ltd
Address: Level 22, 45 Clarence Street, Sydney NSW 2000, Australia
Telephone: +61 2 9005 0458
Fax: +61 2 9005 0452

(iv)	E-m ail address for Electronic Delivery:	admin@westbournecapital.com.au westbourne@citco.com

(v)	All other communications:	same as in (ii) above

4.	Westbourne Infrastructure Debt 5 LP acting through its General Partner, Westbourne Infrastructure Debt GP Limited

(i)	Maximum principal amount of notes to be purchased:	USD93,000,000 to be converted to EUR at the Conversion Date

(ii)	All payments by wire transfer of immediately available funds to:	Beneficiary Account Name: Westbourne Infrastructure Debt 5 LP Beneficiary Account Number: WESDBEUR01

Purchaser Schedule - 4
(to Note Issuance Facility Agreement)

with sufficient information to identify the source and application of such funds.
Beneficiary Bank Name: National Australia Bank
Beneficiary Bank Address: 500 Bourke Street, Melbourne VIC 3000, Australia
Beneficiary Bank SWIFT: NATAAU3303M
Sort Code: 082-039
Correspondent Bank: Deutsche Bank
Correspondent Bank Address:  Taunusanlage 12, 60262 Frankfurt AM MAIN, GERMANY
Correspondent Bank SWIFT: DEUTDEFF
SWIFT Communication Format: MT103 (field 59)
Reference (MUST be included with payment): WID5LP
Att.: Lynne Beale
Westbourne Credit Management Limited

(iii)	All notices of payments and written confirmations of such wire transfers:
Att.: Lynne Beale - Chief Operating Officer
Westbourne Credit Management Limited
Address: Level 12, 101 Collins Street, Melbourne
VIC 3000, Australia
Telephone: +61 3 9660 6900
Fax: +61 3 9660 6999
E-mail: admin@westbournecapital.com.au

And

Att.: Ivan Setiawan
Citco Fund Services (Australia) Pty Ltd
Address: Level 22, 45 Clarence Street, Sydney NSW 2000, Australia
Telephone: +61 2 9005 0458
Fax: +61 2 9005 0452

(iv)	E-m ail address for electronic delivery:	admin@westbournecapital.com.au westbourne@citco.com

(v)	All other communications:	same as in (ii) above

Purchaser Schedule - 5
(to Note Issuance Facility Agreement)

5.	Westbourne Infrastructure Debt 6 LP acting through its General Partner, Westbourne Infrastructure Debt GP 2 Limited

(i)	Maximum principal amount of notes to be purchased:	USD30,000,000 to be converted to EUR at the Conversion Date

(ii)	All payments by wire transfer of immediately available funds to:	Beneficiary Account Name: Westbourne Infrastructure Debt 6 LP Beneficiary Account Number: WESBIEUR01 Beneficiary Bank Name: National Australia Bank
with sufficient information to identify the source and application of such funds.
Beneficiary Bank Address: 500 Bourke Street, Melbourne VIC 3000, Australia
Beneficiary Bank SWIFT: NATAAU3303M
Sort Code: 082-039
Correspondent Bank: Deutsche Bank
Correspondent Bank Address:  Taunusanlage 12, 60262 Frankfurt AM MAIN, GERMANY
Correspondent Bank SWIFT: DEUTDEFF
SWIFT Communication Format: MT103 (field 59)
Reference (MUST be included with payment): WID6LP
Att.: Lynne Beale
Westbourne Credit Management Limited

(iii)	All notices of payments and written confirmations of such wire transfers:
Att.: Lynne Beale - Chief Operating Officer
Westbourne Credit Management Limited
Address: Level 12, 101 Collins Street, Melbourne
VIC 3000, Australia
Telephone: +61 3 9660 6900
Fax: +61 3 9660 6999
E-mail: admin@westbournecapital.com.au

And

Att.: Ivan Setiawan
Citco Fund Services (Australia) Pty Ltd
Address: Level 22, 45 Clarence Street, Sydney NSW 2000, Australia
Telephone: +61 2 9005 0458
Fax: +61 2 9005 0452

(iv)	E-m ail address for electronic delivery:	admin@westbournecapital.com.au westbourne@citco.com

(v)	All other communications:	same as in (ii) above

Purchaser Schedule - 6
(to Note Issuance Facility Agreement)